Exhibit 99.107

Fire & Flower Holdings Corp.

Management Discussion and Analysis

For the Thirteen and Thirty-Nine Weeks ended October 31, 2020

Dated December 14, 2020

INTRODUCTION

The following management’s discussion and analysis (‘MD&A”) of financial condition and results of operations of Fire & Flower Holdings Corp. (“Fire & Flower” or “FFHC” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the thirteen and thirty-nine weeks ended October 31, 2020 (“Q3 2020”). The information in this MD&A is current as of December 14, 2020 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto for the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019 (the “Interim Financial Statements”) and with the audited consolidated financial statements and notes thereto for the fifty-two weeks ended February 1, 2020 (the “Annual Financial Statements” and together with the Interim Financial Statements, collectively referred to as the “Financial Statements”).

The consolidated financial statements referenced above have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee for all periods presented. The Financial Statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s board of directors (the “Board of Directors”). The Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, Fire & Flower Inc. (“FFI”), Hifyre Inc., 10926671 Canada Ltd. (operating as Open Fields Distribution), 11180703 Canada Ltd, 2727765 Ontario Inc. (“272 Ontario”), 2676053 Ontario Limited (“267 Ontario”), 11522302 Canada

Inc. (“115 Canada”), and 2673801 Ontario Inc. (“2673 Ontario”).

As of the date of this MD&A, and subsequent to October 31, 2020, the Company also acquired Busboy Ventures Inc. (“Busboy”), Quad Nine Investments Inc. (“QNI”), and Friendly Stranger Holdings Corp. and its subsidiaries (collectively “Friendly Stranger” or “FSHC”).

Unless otherwise indicated, all financial information in this MD&A is reported in Canadian dollars. All references to the Company contained herein include references to its subsidiaries, as applicable, in the context.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward- looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

These forward-looking statements include, among other things, statements relating to:

●	the performance of the Company’s business and operations;
●	the expected timing and cost of the Company’s business objectives and milestones;
●	the intention to grow the business, operations and potential activities of the Company;
●	the intended expansion of the Company’s operations, its costs and receipt of all requisite regulatory approvals to complete such expansion and increase sale capacity;
●	the competitive conditions of the industry;
●	the applicable laws, regulations and any amendments thereof;
●	the competitive and business strategies of the Company;
●	the grant, timing and impact of any licence or supplemental licence to conduct activities or any amendments thereof;
●	the intention of the Company to complete any offering of securities;
●	the intention of the Company to make certain elections;
●	the impact of the novel strain of the coronavirus (“COVID-19”) on the business and operations of the Company.

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Forward-looking statements are provided for the purposes of assisting the reader in understanding the Company’s financial performance, financial position and cash flows as of and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that the forward-looking statements may not be appropriate for any other purpose. Such assumptions include, but are not limited to, assumptions regarding: (a) the demand for the Company’s products and services and fluctuations in future revenues; (b) sufficiency of current working capital to support future operating and working capital requirements; (c) equity and debt markets continuing to provide access to capital on acceptable terms; (d) general economic trends and conditions; (e) the expected actions of third parties; (f) the Company’s future growth prospects and business opportunities; (g) the expected growth in the amount of cannabis sold by the Company and the expected size of and pricing of products in the recreational market; (h) expectations with respect to the renewal and/or extension of the Company’s licences and permits; (i) capital cost of the Company’s expected expansion; (j) the competitive conditions of the cannabis industry; (k) the applicable laws, regulations and any amendments thereof; (l) the grant and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof; (m) the Company’s ability to comply with applicable governmental regulations and standards; (n) the Company’s success in implementing its strategies and achieving its business objectives; (o) the number of stores to be operated by the Company; and (p) general business and economic conditions, including negative impacts from the continued spread of COVID-19 on the global economy or on the Company’s business, financial position or results of operations.

The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. Forward-looking statements are made as of the date they are made and are based on the beliefs, estimates, expectations and opinions of management on that date. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by law. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various risk factors.

The forward-looking statements contained herein and in other reports filed by the Company and made by the Company’s directors, officers and other persons authorized to speak on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

ADDITIONAL INFORMATION

The Interim Financial Statements and Annual Financial Statements are filed on www.sedar.com. Additional information about the Company can also be found on www.sedar.com.

ACCOUNTING PERIODS

The fiscal year of the Company consists of a fifty-two or fifty-three week period ending on the Saturday closest to January 31, which is January 30, 2021 and February 1, 2020, for the current and prior year period presented in this MD&A, respectively. Each quarterly interim period for the current and prior year consists of thirteen weeks.

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COMPANY OVERVIEW AND STRATEGY

Overview of the Company

The Company’s principal business focuses on building an independent retail chain that offers cannabis products and accessories to the adult-use recreational market in provinces that permit the private sale of retail cannabis. The Company is led by experienced cannabis entrepreneurs and retail professionals, and operates as a trusted, independent link between Canada’s top Licensed Producers (as defined in the Cannabis Act) and the adult-use recreational cannabis market. The Company operates licensed cannabis retail stores in Alberta, Saskatchewan, Manitoba, Ontario and the Yukon Territory and, subject to receipt of all applicable permits and licences, intends to operate in British Columbia, and other provinces and territories that allow for the private sale of retail cannabis.

On June 6, 2018, the Company completed its initial public offering and its common shares (the “Common Shares”) commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “CPQ.P”. Effective February 13, 2019, pursuant to the completion of a reverse takeover transaction between FFI and the Company, the Company changed its name from “Cinaport Acquisition Corp. II” to “Fire & Flower Holdings Corp.” The Common Shares resumed trading on the TSXV under the ticker symbol “FAF”.

On August 7, 2019, 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc. (collectively, “ACT”), made a strategic investment in the Company (the “Strategic Investment”). In satisfaction of one of the closing conditions of the Strategic Investment, the Common Shares commenced trading on the Toronto Stock Exchange (the “TSX”) on August 7, 2019 under the ticker symbol “FAF”.

The Company’s head office, registered office and records office is located at 130 King Street West, Suite 2500, Toronto, Ontario, M5X 2A2.

Description of the Business

The Company’s mission is to become a premier independent cannabis retailer and a global brand where international regulations permit. In addition to its Fire & Flower™ retail platform and its wholesale distribution and fulfilment capabilities (operating as “Open Fields Distribution”), the Company’s proprietary Hifyre™ Digital Retail and Analytics Platform provides a significant competitive advantage, additional revenue opportunities, as well as a growth platform to enter international markets.

Retail Platform

The retail sale of adult-use cannabis is only permitted by approved store operators at licensed premises in accordance with applicable federal, provincial and municipal laws. As of the date of this MD&A, the Company, through its wholly-owned subsidiaries, including Friendly Stranger, holds licences to seventy-one (71) cannabis retail stores, operates sixty-seven (67) cannabis retail stores and four (4) accessory stores.

At each of its operational stores, FFI (through its displays and in-store cannabis experts known as “cannistas”) educates customers on FFI’s products. FFI has developed its own proprietary training program and resources. For example, cannistas are trained to engage with FFI customers to provide information regarding: (a) brand characteristics of various cannabis strains and products; (b) the reported cannabinoid, including tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), composition of each cannabis product; (c) the reported terpene composition of each cannabis product; (d) production methods and processes utilized in a particular product; (e) the various product forms (e.g. dried flower, oils, capsules, sprays, etc.); (f) other product attributes and characteristics; (g) methods of consumption (e.g. combustion, vaporization, oral, topical, etc.); and (h) harm reduction. The in-store experience has been designed to encourage customers to better understand the products available for purchase and how they may align with their desired objectives.

FFI’s retail experience model is designed to recommend the appropriate products for its customers. FFI uses the Hifyre digital retail and analytics platform to determine the most frequently purchased and positively reviewed products for each consumer segment. The retail experience is designed to cater to both long-time cannabis users who may be transitioning from the unregulated market as well as customers who are new to consuming cannabis. Training and recommendations are made in accordance with all applicable regulations.

To ensure minors do not access and are not exposed to cannabis products, FFI follows the required identification process in each of the provinces in which stores operate to ensure that young persons are not able to enter the store or purchase products, and age verification safeguards on its website. FFI’s operating procedures have been created and its staff are trained to abide by the requirements of the Cannabis Act and the applicable provincial regulations including in respect to promotion, selling to minors, storage of cannabis products and limits on purchases of cannabis.

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FFI’s purchase of cannabis product inventory is determined by the applicable provincial regime. All cannabis products are purchased either directly or indirectly from Licensed Producers in accordance with the Cannabis Act and the applicable provincial regime. In the provinces of Alberta, British Columbia, Ontario, Manitoba and the Yukon Territory, all purchases of cannabis products are made through a provincial wholesaler (that acquires its cannabis products from Licensed Producers). In the province of Saskatchewan, no such intermediary exists and FFI engages directly with Licensed Producers. Pricing for cannabis products purchased by FFI for sale in its cannabis retail stores in Alberta, Manitoba, Ontario and the Yukon Territory is set by the provincial/territory regulator.

Subsequent to the end of Q3, the Company acquired all of the shares of Friendly Stranger, which directly and indirectly holds Retail Operator Licences and Retail Store Authorizations (as such terms are defined in the Cannabis Licence Act (Ontario)) to operate cannabis retail stores in Ontario under the “Friendly Stranger”, “Happy Dayz” and “Hotbox” brands. The Company intends to continue operating the Friendly Stranger, Happy Dayz and Hotbox stores under their existing brands while transitioning their operational procedures and technology systems onto FFI’s best practices including the HIfyre digital retail and analytics platform.

The following table sets out the Company’s current retail operations, including acquisitions, across Canada as at the date of this MD&A:

	Accessories		Cannabis
Province/ Territory	Stores in Operation (1)		Directly Owned Licence(s)	Stores in Operation (1)	Licences Pending
Alberta	0		38	37	2	(2)
Saskatchewan	0		7	7	4
Manitoba	0		1	1	1
Yukon Territory	0		1	1	0
Ontario (5)	4	(4)	24	21	6	(3)
British Columbia	0		0	0	3	(5)
Total	4		71	67	16

(1) Reflects licensed stores that have been operating as at the date of this MD&A and adjusted for store closures. The number of stores operating during the COVID-19 pandemic may vary as the Company continues to respond to the applicable legal requirements and guidelines from public health officials.

(2) Reflects stores under development and review by the Alberta Gaming, Cannabis and Liquor Commission (“AGLC”).

(3) The Company has six (6) pending applications for Store Authorizations that have been admitted to the Alcohol and Gaming Commission of Ontario (“AGCO”) for issuance.

(4) Reflects Friendly Stranger-branded stores which sell exclusively cannabis accessories and which are not currently operational as a result of the COVID-19 pandemic.

(5) The Company has applied for cannabis retail store licences in respect of two stores located in Vancouver, British Columbia and one store located in Kelowna, British Columbia. The LCRB (as defined herein) has issued its approval in principle of the two stores located in Vancouver and is continuing its review of the Kelowna application.

During the prior fiscal year, the Company focused its expansion initially in Alberta and Saskatchewan, where regulations were relatively more progressive, and also entered into the Manitoba and the Yukon Territory market. During Q1 2020, the Company commenced direct operations in the Ontario market by way of its acquisitions of 272 Ontario and 267 Ontario, and then expanded its presence in the Ontario market by way of additional acquisitions of 115 Canada, 2673 Ontario, Busboy, QNI and Friendly Stranger. The Company has prioritized expansion in the Ontario market for the current fiscal year, and intends to enter the British Columbia market once final licensing is complete, and other Canadian markets as regulations permit. The Company anticipates being able to grow both organically as well as through acquisition in the future.

During Q3 2020, COVID-19 resulted in governments reinstating stricter emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non- essential businesses. The impact of COVID-19 on the Company’s operations and the measures taken to address the associated challenger is described under “Q3 2020 and Recent Highlights – COVID-19”.

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Distribution Platform

The Company, through Open Fields Distribution (“Open Fields”), also operates a cannabis wholesale business in Saskatchewan. Open Fields purchases cannabis products directly from Licensed Producers that are authorized to sell into Saskatchewan, and distributes such products to the Company’s licensed corporate-owned and branded retail stores as well as third-party independent licensed retailers in Saskatchewan. Open Fields also purchases cannabis accessories and related ancillary products from Canadian-based and global suppliers and distributes them to FFI’s licensed retail stores as well as third-party independent retailers in Canada. Open Fields was incorporated under the Canada Business Corporations Act on August 1, 2018. It acquired a property on August 8, 2018 and completed interior renovations required to utilize the premises as a cannabis wholesale business. Open Fields received a cannabis wholesale permit from the Saskatchewan Liquor and Gaming Authority (“SLGA”) on November 22, 2018, and commenced operations selling wholesale cannabis products and accessories.

Open Fields holds a wholesale distribution licence that authorizes it to purchase finished cannabis products from federally licensed producers that are authorized by the SLGA.

Open Fields provides the Company with additional revenue and margin opportunities through the wholesale of regulated cannabis products and accessories in Saskatchewan as well as the fulfilment of e-commerce sales across Canada of cannabis accessories and related ancillary products.

Pricing for cannabis products purchased by Open Fields for re-sale through FFI stores and independent retailers in Saskatchewan is determined through negotiation with provincially authorized Licensed Producers. Pricing for cannabis accessories purchased by Open Fields for re-sale through FFI stores and independent retailers generally is determined through negotiation with manufacturers, distributors and wholesalers.

Hifyre™ Digital Retail and Analytics Platform

Hifyre has developed and deployed a proprietary, omni-channel, data-driven system to support the Company’s advanced retail operations. The first generation of the platform was successfully launched for legalization on October 17, 2018, and Hifyre continues to execute development activities on the platform with new features released on a regular basis. By capturing user behaviour data and applying predictive analytics, Hifyre is able to facilitate FFI’s delivery of a highly personalized customer experience. This allows customers to not only find the products they want but helps retailers suggest items the customer may enjoy.

The Company expects the Hifyre™ Digital Retail and Analytics Platform to provide it with a significant competitive advantage at retail, create opportunities for additional high-margin revenue streams and a platform for growth into international markets. Hifyre also licenses certain of the data analytics components of the Hifyre™ Digital Retail and Analytics Platform to allow its customers to better understand consumer preferences and behaviour and market dynamics. In September of 2019, Hifyre launched the Spark Perks™ program across the Fire & Flower retail network, providing member benefits such as Spark Fastlane™ checkout, exclusive deals and access to member-only events. The Spark Perks™ program collects data on consumer purchase behaviours to help retailers better understand the preferences of their customers.

In January of 2020, Hifyre™ entered into a Strategic License Agreement with COVA Software Solutions (“Cova”) which will allow Cova to provide the Hifyre™ Digital Retail and Analytics Platform to its customers including the Spark Perks™ program and the Spark Fastlane™ ‘click-and-collect’ service.

The Hifyre™ Digital Retail and Analytics Platform has supported the Company to closely monitor its retail operations in real-time and rapidly adapt to regulatory and operational changes in response to COVID-19, including expanding its existing Spark Fastlane™ “click- and-collect” service to facilitate exclusively servicing stores through the Spark Fastlane™ for pickup in-store and, in Saskatchewan and Ontario, curbside pickup and Spark Rapid Delivery services to residential addresses.

In addition, the Hifyre Digital Retail and Analytics Platform includes the industry-leading data platform, Hifyre IQ which is subscribed to by a significant number of Canadian licensed producers, equity research analysts and a variety of customers in business, finance, banking and consulting. Recently, Hifyre launched a digital advertising offering, Hifyre Reach which uses the Company’s advanced consumer segmentation engine to deliver targeted advertising services, compliant with the highly regulated cannabis marketing sector.

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Q3 2020 AND RECENT HIGHLIGHTS

Summary of Highlights

●	Revenue of $33.1 million and $84.8 million during the thirteen and thirty-nine weeks ended October 31, 2020, respectively (November 2, 2019: $13.7 million and $34.3 million, respectively). This represents a 147% increase in year-over-year revenue. Quarter-over-quarter revenue increased 15.8% sequentially from $28.6 million in Q2 2020.

●	Net loss of $25.7 million and $67.5 million during the thirteen and thirty-nine weeks ended October 31, 2020, respectively (November 2, 2019: net income of $10.2 million and loss of $10.3 million).

●	Positive Adjusted EBITDA of $1.2 million in Q3 2020, compared to $0.3 million negative Adjusted EBITDA in Q2 2020.

●	On December 1, 2020, closed the acquisition of Friendly Stranger, a multi-store and multi-brand cannabis retail operator in Ontario. Friendly Stranger owns and operates three distinct retail brands and, as of the date of this MD&A, holds fifteen (15) licences to operate cannabis retail stores currently operating in Ontario.

●	Further expanded presence in the Ontario market by completing acquisitions during the quarter and subsequent to October 31, 2020 of four (4) entities holding Retail Operator Licences, which currently hold a total of four (4) Retail Store Authorizations to operate cannabis retail stores in Ontario and an additional Retail Store Authorization admitted to the AGCO’s queue for issuance in Q4 2020.

●	The Company now owns and operates a total of sixty-seven (67) stores under four distinct retail banners.

●	The Company initiated an At-the-Market equity program (“ATM Program”) under which the Company can issue and sell up to $15 million of Common Shares from treasury to the public. The net proceeds from the program will be used for general corporate purposes, working capital needs and capital expenditures, including the repayment of indebtedness.

●	Amended the terms of certain convertible debentures (the “ACT Debentures”) and warrants (the “ACT Warrants”) issued to ACT, and the investor rights agreement dated August 7, 2019 entered into between the Company and ACT (the “IRA” and with ACT Debentures and the ACT Warrants, the “Strategic Investment Instruments”). The Company obtained the requisite shareholder approval to amend the Strategic Investment Instruments at a special meeting of shareholders on September 15, 2020.

●	Received $10.3 million in proceeds from ACT’s exercise of certain ACT Warrants.

●	Maintained business continuity during the COVID-19 pandemic by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) offering curbside pickup and delivery options in Saskatchewan and, while permitted to do so pursuant to an emergency order, in Ontario.

Friendly Stranger Acquisition

On November 1, 2020, the Company entered into a share purchase agreement (the “FSHC SPA”) with Friendly Stranger. The transaction closed on December 1, 2020. Pursuant to the terms of the FSHC SPA, FFI purchased all of the issued and outstanding shares of Friendly Stranger (the “FSHC Shares”) for an aggregate consideration of $25,000,000 in Common Shares, subject to certain closing adjustments. The Company issued an aggregate of 31,297,342 Common Shares (subject to adjustment as contemplated in the FSHC SPA). FSHC (and its subsidiaries) hold numerous Retail Operator Licences and, as of the date of this MD&A, holds a total of fourteen (14) Retail Store Authorizations throughout the province of Ontario under the “Friendly Stranger”, “Hotbox” and “Happy Dayz” brands.

Acquisition of Additional Ontario Locations Subsequent to October 31, 2020

On December 6, 2020, the Company completed the acquisition of QNI for an aggregate of $900,000 in cash plus net working capital and inventory, and the issuance of 124,069 Common Shares. QNI holds a Retail Operator Licence and Retail Store Authorizations in respect of a cannabis retail store located at 717 College St, Toronto, Ontario.

On November 1, 2020, the Company completed the acquisition of Busboy for an aggregate of $700,000 in cash and the issuance of 2,198,655 Common Shares. Busboy holds a Retail Operator Licence and Retail Store Authorization in respect of a cannabis retail store located at 1542 Jane Street, Unit #4, Toronto, Ontario and has an application for a Retail Store Authorization for 1616 Wilson Avenue, Unit #1, Toronto, Ontario which has been admitted to the AGCO’s queue for issuance in the fourth quarter of fiscal year 2020.

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Acquisitions During the Thirteen and Thirty-Nine Weeks Ended October 31, 2020

Acquisitions of Ontario Locations

On October 22, 2020, the Company completed the acquisition of 2673 Ontario for an aggregate of $750,000 in cash, plus net working capital and inventory, and the issuance of 248,410 Common Shares. 2673 Ontario holds a Retail Operator Licence and Retail Store Authorization in respect of a cannabis retail store located at 480 Bloor Street West, Toronto, Ontario.

On August 31, 2020, the Company completed the acquisition of 115 Canada for an aggregate of $750,000 in cash, plus net working capital and inventory. 115 Canada holds a Retail Operator Licence and Retail Store Authorization in respect of a cannabis retail store located at 378 Yonge Street, Toronto, Ontario.

During the previous fiscal year, FFI entered into consulting agreements to provide services to two licensed cannabis retail stores operating in Ottawa and Kingston, Ontario (the “Branded Stores”), including options to acquire the licensed cannabis retail stores when and as permitted by AGCO. For purposes of completing FFI’s acquisition of these stores and in accordance with AGCO requirements, the operators of the Branded Stores transferred all ownership interests and net assets for the Ottawa and Kingston locations into 272 Ontario and 267 Ontario, respectively. The Company completed these acquisitions as follows:

●	On February 11, 2020, the Company completed the acquisition of the Ottawa location by way of its acquisition of all of the issued and outstanding shares of 272 Ontario for a total purchase price of $1,742,074, consisting of $1,110,074 in cash and 800,000 Common Shares issued on closing of the transaction.

●	On February 27, 2020, the Company completed the acquisition of the Kingston location by way of its acquisition of all of the issued and outstanding shares of 267 Ontario for a total purchase price of $2,138,898 consisting of the settlement of receivables of $1,728,103 in cash and 753,431 Common Shares of the Company issued on August 27, 2020.

Acquisition of the Assets of Flora and Tridelion

On June 4, 2019, the Company and FFI entered into asset purchase agreements with Flora (Bernard) Enterprises Inc., Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. pursuant to which the Company proposed to acquire an aggregate of five cannabis retail stores in Kelowna, Kamloops, Vernon, Prince George and Quesnel, British Columbia subject to customary conditions including satisfaction of all licensing requirements.

During Q1 2020, the asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. in respect of stores in Kamloops, Vernon, Prince George and Quesnel expired in accordance with their terms and the Company and FFI entered into an amended and restated asset purchase agreement with Flora (Bernard) Enterprises Inc. in respect of a store in Kelowna (the “Kelowna Acquisition”) which was completed on April 15, 2020. The purchase price was $2,147,054, consisting of $450,000 in cash including retention of deposits already paid, $300,000 by way of a promissory note, and 2,408,715 Common Shares.

During thirteen and thirty-nine weeks ended October 31, 2020, the Company paid $100,000 and $200,000, respectively, of the amounts owing in respect of the Kelowna Acquisition pursuant to the terms of the promissory note.

Financings

At-the-Market Offering

On December 3, 2020, the Company announced it has established an ATM Program, under which the Company can issue and sell up to $15 million of Common Shares from treasury to the public. All Common Shares sold under the ATM Program will be sold through the TSX or another marketplace, as prescribed under regulatory standards, where the common shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale. The volume and timing of distributions under the ATM Program, if any, will be determined in the Company’s sole discretion.

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Distributions of Common Shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement (the “Distribution Agreement”) dated December 2, 2020 between the Company and ATB Capital Markets Inc. (the “Agent”). Pursuant to the terms of the Distribution Agreement, the ATM Program will be effective until the earlier of December 1, 2021 and the issuance and sale of all of the Common Shares issuable under the ATM Program, unless terminated prior to such date by the Company or the Agent in accordance with the terms of the Distribution Agreement.

Amendments to Strategic Investment Instruments

On July 23, 2020, the Company entered into an amending agreement (the “Amending Agreement”) with ACT, to amend the terms of the Strategic Investment Instruments to contemplate extension of the maturity of the ACT Debentures, early exercise of certain of the ACT Warrants, and adjustments to the pricing and terms of the ACT Debentures and ACT Warrants, as described in further detail below (collectively, the “Strategic Investment Instrument Amendments”).

The Strategic Investment Instrument Amendments were subject to customary conditions precedent and applicable regulatory approvals, including the receipt of approval by the disinterested holders of Common Shares as required by the policies of the TSX. The Company obtained the requisite shareholder approval at a special meeting of shareholders on September 15, 2020.

The ACT Debentures were amended such that:

(i)	The conversion price is the lesser of: (A) the 20-day volume weighted average trade price (“VWAP”) of the Common Shares on the last trading day prior to ACT delivering a notice of its intention to convert; and (B) $0.90;
(ii)	The maturity date is June 30, 2023, provided that if less than an aggregate of $20,000,000 principal amount of April 2020 Debentures (as defined herein) has been converted prior to the maturity date thereof (the “April 2020 Debenture Maturity Date”), then ACT would have the right to accelerate the maturity date of the ACT Debentures to a date that is 60 days following the April 2020 Debenture Maturity Date;
(iii)	The Company has the ability to repay the principal amount of the ACT Debentures and interest thereon by issuing Common Shares at a price equal to $0.75 per Common Shares (subject to satisfaction of certain conditions precedent, including the Common Shares having a 20-day VWAP of at least $1.00 on the date the Company gives its notice of intention to convert); and
(iv)	The Company has the ability to repay the principal amount of ACT Debentures (with a three (3) month penalty) if (A) ACT does not exercise all of the Series B Warrants on or before the expiry date of the ACT Warrants deemed Series B Warrants (the “Series B Warrants”); or (B) ACT does not fulfil any of its Series A Warrant Obligations (as defined herein).

Pursuant to the terms of the ACT Debentures, to satisfy any accrued and unpaid interest owing on an interest payment date, the Company may elect to satisfy such amounts owing by the issuance of Common Shares at a price per Common Share equal to 95% of the 20-day VWAP of the Common Shares on the TSX on the date such accrued and unpaid interest is due. The Company intends to make this election for the accrued and unpaid interest owing on the ACT Debentures as of December 31, 2020.

The Series A Warrants, previously with an exercise price of $1.40, were amended such that:

(i)	13,146,469 of the Series A Warrants (the “A-1 Warrants”) had an exercise price equal to $0.78. As part of the Strategic Investment Instrument Amendments, ACT exercised all of the A-1 Warrants on September 18, 2020 (the “A-1 Obligation”);
(ii)	10,505,779 of the Series A Warrants (the “A-2 Warrants”) now have an exercise price equal to $0.83. As part of the Amendments, ACT has agreed to exercise all of the A-2 Warrants by no later than December 31, 2020 provided that no default or event of default under the ACT Debentures has occurred and is continuing (the “A-2 Obligation”); and
(iii)	10,505,779 of the Series A Warrants (the “A-3 Warrants”) now has an exercise price equal to $0.93. The A-3 Warrants will expire on June 30, 2021 (as may be extended) (the “Series A Expiry Date”). The A-3 Warrants would be exercisable at ACT’s option, without any impact to the Series B and ACT Warrants deemed Series C Warrants (the “Series C Warrants”), unless ACT delivers a notice to the Company prior to January 18, 2021 stating its intent at such time to exercise any number of A-3 Warrants on or before the Series A Expiry Date, in which case ACT will be required to exercise such number of A-3 Warrants prior to exercising the Series B and Series C Warrants (together with the A-1 Obligation and the A-2 Obligation, the “Series A Warrant Obligations”).

On September 18, 2020, the Company received $10.3 million in proceeds from ACT’s exercise of the series A-1 Warrants.

The Series B Warrants, previously with an exercise price of $1.875, were amended such that:

(i)	The exercise price of the Series B Warrants is now the lesser of: (A) $1.875; and (B) the 20-day VWAP of the Common Shares on the last trading day prior to the date on which the Series B Warrants are exercised;
(ii)	The Series B Warrants are now exercisable at any time after January 1, 2022; and
(iii)	The expiry date of the Series B Warrants is now September 30, 2022.

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The Series C Warrants were amended such that:

(i)	The exercise price of the Series C Warrants is now the lesser of: (A) $3.00; and (B) 125% of the 20-day VWAP of the Common Shares on the last trading day prior to the date on which the Series C Warrants are exercised;
(ii)	The Series C Warrants is now exercisable at any time after October 1, 2022; and
(iii)	The expiry date of the Series C Warrants is now June 30, 2023.

The expiry date of all Series A Warrants, Series B Warrants and Series C Warrants would be extended in the event that the Company is in default of certain debt obligations, if and as applicable. In such event of default, the expiry date of such warrants will be extended to the date that is 75 days in the case of the Series A Warrants or 30 days in the case of the Series B Warrants and Series C Warrants after such default has been cured pursuant to the terms of the applicable debt instrument. Notwithstanding the foregoing, all ACT Warrants would immediately expire in the event ACT does not fulfil any of its Series A Warrant Obligations.

The IRA was also amended to consider the aforementioned amendments to the Strategic Investment Instruments. The participation right and top up right of ACT as contemplated by the IRA would be maintained. The IRA was also amended such that:

(i)	Subject to certain allowances, the Company is restricted from incurring additional senior debt without the consent of ACT; and
(ii)	The IRA may be terminated by the Company in the event ACT does not fulfil any of its Series A Warrant Obligations.

Private Placement – Green Acre Capital

On April 28, 2020, the Company completed two private placements led by Green Acre Capital for aggregate gross proceeds of $28 million (collectively, the “Offerings”). The Offerings were comprised of (i) a non-brokered private placement of 19,800 8.0% secured $1,000 principal amount convertible debentures (the “Convertible Debentures”) at a price of $1,000 per Convertible Debenture for aggregate gross proceeds of $19.8 million (the “April 2020 Initial Debentures”), and (ii) a non-brokered private placement of 8,200 subscription receipts (the “April 2020 Subscription Receipts”) at a price of $1,000 per April 2020 Subscription Receipt for aggregate gross proceeds of $8.2 million (collectively the “April 2020 Debentures”). The net proceeds of the offering of April 2020 Subscription Receipts (the “Subscription Receipt Proceeds”) were delivered to and held by a licensed Canadian trust company, in its capacity as subscription receipt agent. Upon the satisfaction and/or waiver of certain escrow release conditions (the “Escrow Release Conditions”) each April 2020 Subscription Receipt was automatically converted into a $1,000 principal amount Convertible Debenture and the Subscription Receipt Proceeds were released to the Company. The April 2020 Debentures are governed by the terms of the debenture indenture (the “Indenture”) entered into between the Company and Computershare Trust Company of Canada (“CTCC”) dated April 28, 2020.

Pursuant to the terms of the IRA, ACT exercised its participation rights in respect of the Offerings and received an additional (a) 3,523,705 Series A Warrants; (b) 11,048,651 Series B Warrants; and (c) 22,686,864 Series C Warrants. For further information on these securities issued, see “Description of the Business – Strategic Investment” and “Description of the Business – Recent Developments” in the Company’s most recent annual information form (“AIF”) filed on www.sedar.com on April 29, 2020.

Pursuant to the terms of the Indenture, in lieu of paying any interest accrued and payable in respect of the April 2020 Debentures up to and including December 31, 2020 (or June 30, 2021 in the event the maturity date of the April 2020 Debentures is extended), the Company may elect to add such accrued and unpaid interest to the then outstanding principal amount of April 2020 Debentures (the “Interest Election”). The Company intends to make the Interest Election with respect to the accrued and unpaid interest owing on the April Debentures as of December 31, 2020.

The proceeds of the Offerings were primarily used to repay debt that was not converted into shares prior to maturity.

On July 23, 2020, the Company and Computershare Trust Company of Canada (“CTCC”) entered into a supplemental debenture indenture (the “Supplemental Indenture”) to the Indenture. The Supplemental Indenture amended the Indenture such that:

(i)	the April 2020 Debenture Maturity Date was amended to June 1, 2021, or June 1, 2022 in the event that, on or before April 1, 2021, 23,652,248 of the Series A Warrants have been exercised;
(ii)	the Company’s election to force the conversion of the principal amount of April 2020 Debentures shall no longer be contingent on the conversion or retirement of the ACT Debentures; and
(iii)	the Company may elect to add any interest accrued and payable on the December 31, 2021 payment date to the principal amount of April 2020 Debentures (as is already contemplated for the interest payments owing on December 31, 2020 and June 30, 2021).

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Commitment Letter

On April 21, 2020, the Company entered into a commitment letter to obtain up to an aggregate amount of $10.0 million (with an option for an additional $5.0 million), non-dilutive credit facilities with ATB Financial. The financing will be comprised of two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5.0 million that bears a variable interest rate based on the ATB Financial prime rate, and a term loan in the amount of $5.0 million that bears a variable interest rate based on the ATB Financial prime rate. The Commitment Letter also includes an “accordion” option to increase the revolving facility by an additional $5.0 million, subject to ATB Financial’s consent and certain other customary conditions. The Company has obtained these credit facilities on prime-based interest rates and commercial terms, subject to financial ratio covenants beginning in the 2021 fiscal year and are secured by the assets of the Company and its subsidiaries. As at October 31, 2020, the Company has drawn $2.4 million of the term loan.

Additional details on the credit facilities with ATB Financial can be found in the Company’s documents that will be filed on SEDAR at www.sedar.com.

Settlement of convertible debentures

On June 26, 2020, at maturity and in accordance with the terms of the debenture, the Company repaid $27.2 million in principal, and accrued and unpaid interest of 8.0% unsecured convertible debentures issued on June 26, 2019 (the “June 2019 Debentures”).

On February 13, 2020, the Company issued 12,223,638 Common Shares for the forced conversion of all remaining $14.0 million in principal, and unpaid accrued interest for certain debentures issued on February 13, 2019 (the “LP Debentures”). The provisions of the LP Debentures were amended to provide for the forced conversion of such LP Debentures by the Company at its sole discretion in the event the Common Shares have a closing trading price of not less than $0.70.

During the quarter ended October 31, 2020, $0.1 million in April 2020 Debentures were early converted at a holder’s option and the Company issued 200,000 Common Shares.

COVID-19

The Government of Ontario initially deemed cannabis retail stores “essential workplaces” on March 23, 2020, removed cannabis retail stores from its list of “essential workplaces” on April 3, 2020 and passed a further emergency order on April 7, 2020 allowing cannabis retailers to continue operating through online, curbside pick up and home delivery services only for the duration of the government’s emergency order on business closures in relation to COVID-19. In Q2 2020, the Government of Ontario amended its emergency order to allow retailers, including cannabis retailers, to open to the public provided measures are taken to maintain physical distancing. The initial emergency order allowing cannabis retailers to operate through online, curbside pick-up and home delivery services ended July 24, 2020.

On November 20, 2020, the Government of Ontario announced a new lockdown for the City of Toronto and the Region of Peel, in efforts to combat COVID-19, and shortly thereafter the government made Ontario Regulation 654/20 allowing cannabis retail stores in the province to continue to operate via curbside pick-up and delivery. As of the date of this MD&A, no other provincial or territorial government has ordered the closure of any of the Corporation’s operations in response to COVID-19, though several provincial and municipal governments have imposed restrictions on occupancy limits and/or sales in physical retail stores in certain regions.

The Company has reacted to this unprecedented public health challenge by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in- store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) offering curbside pick-up and delivery options in Saskatchewan and Ontario. At the initial outset of the pandemic in mid-March, the Company experienced higher than normal sales, and sales have since normalized but may still be volatile. Although the Company’s services have been deemed essential services in the provinces it operates in, if the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results. See the “Results of Operations” section below for a discussion on the Q3 2020 operating results.

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Q3 2020 Operational Highlights

The Company owned and operated the following number of cannabis retail stores by quarter up until October 31, 2020:

Province/ Territory	Total Stores Commenced Operations as at February 1, 2020	Stores Commencing Operations – Q1’20	Stores Commencing Operations – Q2’20	Stores Commencing Operations – Q3’20	Total Stores Commenced Operation as at October 31, 2020
Alberta	35	2	3	0	40
Saskatchewan	7	0	0	0	7
Manitoba	1	0	0	0	1
Yukon Territory	1	0	0	0	1
Ontario	0	2	0	3	5
British Columbia	0	0	0	0	0
Total	44	4	3	3	54

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RESULTS OF OPERATIONS

The following table sets out the summary consolidated financial information for the periods indicated. The summary interim financial information for the thirteen and thirty-nine weeks ended each of October 31, 2020 and November 2, 2019 have been derived from the Interim Financial Statements, prepared in accordance with IFRS and are unaudited. The unaudited financial information presented has been prepared on a basis consistent with the Company’s most recent audited Annual Financial Statements.

(in thousands of dollars, except per share amounts)	Thirteen weeks ended			Thirty-nine weeks ended
Statement of Loss and Comprehensive Loss	October 31, 2020 ($)	November 2, 2019 ($)	$ Change % Change	October 31, 2020 ($)	November 2, 2019 ($)	$ Change % Change
Revenue	33,119	13,700	19,419	84,834	34,318	50,516
			142%			147%
Cost of goods sold	(21,614)	(8,949)	(12,665)	(55,844)	(21,859)	(33,985)
			142%			155%
Gross profit	11,505	4,751	6,754	28,990	12,459	16,531
			142%			133%
Expenses
General and administrative	9,575	7,115	2,460	26,986	20,236	6,750
			35%			33%
Share-based payments	581	788	(207)	1,990	2,373	(383)
			-26%			-16%
Marketing and promotion	241	499	(258)	677	1,292	(615)
			-52%			-48%
Acquisition and business development costs	780	180	600	966	201	765
			333%			381%
Depreciation & Amortization	2,914	2,094	820	8,926	5,508	3,418
			39%			62%
Impairment	-	-	-	4,279	-	4,279
			NM			100%
Gain on remeasurement of lease liabilities	(2,119)	-	(2,119)	(2,119)	-	(2,119)
			100%			100%
Total Expenses	11,972	10,676	1,296	41,705	29,610	12,095
			12%			41%
Loss from operations	(467)	(5,925)	5,458	(12,715)	(17,151)	4,436
			-92%			-26%
Listing expense	-	-	-	-	(1,835)	1,835
			NM			-100%
Gain on revaluation of derivative liability	35,796	23,089	12,707	21,082	29,483	(8,401)
			55%			-28%
Loss on debt extinguishment	(53,862)	-	(53,862)	(53,862)	(9,028)	(44,834)
			100%			497%
Interest income	110	53	57	198	223	(25)
			108%			-11%
Finance costs	(6,082)	(7,010)	928	(21,027)	(11,999)	(9,028)
			-13%			75%
Other (expense) income	(24,038)	16,132	(40,170)	(53,609)	6,844	(60,453)
			-249%			-883%
Total (loss) income before tax	(24,505)	10,207	(34,712)	(66,324)	(10,307)	(56,017)
			-340%			543%
Income tax expense	(1,218)	-	(1,218)	(1,218)	-	(1,218)
			100%			100%
Net (loss) income and comprehensive (loss) income	(25,723)	10,207	(35,930)	(67,542)	(10,307)	(57,235)
			-352%			555%
Net (loss) income per share, basic	$(0.15)	$0.08	$(0.23)	$(0.42)	$(0.09)	$(0.33)
			-288%			367%
Net (loss) income per share, diluted	$(0.15)	$0.07	$(0.22)	$(0.42)	$(0.09)	$(0.33)
			-314%			367%

NM – Not Meaningful

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Non-IFRS Financial Measures

The Company’s “Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) for the period, as reported, before accretion and interest, tax, and adjusted for removing the share-based compensation expense, depreciation and amortization, gains and losses related to derivative liability revaluations and debt extinguishments, professional fees associated with financing and acquisition and business development activities, impairment charges, restructuring costs, and includes lease liability payments that would have been excluded from profit and loss due to the application of IFRS 16 accounting standards. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items. A reconciliation of net income to Adjusted EBITDA is presented below:

	Thirteen weeks ended		Thirty-nine weeks ended
(in thousands of dollars)	October 31, 2020 ($)	November 2, 2019 ($)	October 31, 2020 ($)	November 2, 2019 ($)
Net (loss) income and comprehensive (loss) income – as reported	(25,723)	10,207	(67,542)	(10,307)
Other (income) expense	24,038	(16,132)	53,609	(6,844)
Income tax expense	1,218	-	1,218	-
Share-based payments	581	788	1,990	2,373
Acquisition and business development costs	780	180	966	201
Depreciation & Amortization	2,914	2,094	8,926	5,508
Professional fees related to financing activities	280	-	372	168
Impairment	-	-	4,279	-
(Gain) on remeasurement of lease liabilities	(2,119)	-	(2,119)	-
Lease liability payments (1)	(750)	(1,409)	(3,194)	(3,523)
Adjusted EBITDA	1,219	(4,272)	(1,495)	(12,424)

(1)	Q3 2020 amounts represents two months of lease payments and is due to the timing of the fiscal accounting period end. Lease payments are made on the first of the calendar month. Payment for the calendar month of August 2020 was included as part of the twenty-six weeks ended August 1, 2020 financial results. In Q3 2019, amounts include lease payments not reflected in occupancy costs in the statement of income (loss).

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Thirteen Weeks ended October 31, 2020 Compared to Thirteen Weeks ended November 2, 2019

The net and comprehensive loss for the thirteen weeks ended October 31, 2020 was $25.7 million or $0.15 loss per share compared to $10.2 million net income or $0.08 income per share for the thirteen weeks ended November 2, 2019. The decrease of $35.9 million in net and comprehensive loss for the thirteen weeks ended October 31, 2020 was principally due to $53.9 million in extinguishment and modification losses related to the amended ACT Debentures and April 2020 Debentures, partially offset by $12.7 million in higher revaluation gains on derivative liabilities in Q3 2020 and a decrease in loss from operations of $5.5 million in Q3 2020. The decrease in loss from operations of $5.5 million was primarily due to an increase in gross profit of $6.8 million in Q3 2020 and $2.1 million gain due to re-measurement of lease liabilities.

Thirty-Nine Weeks ended October 31, 2020 compared to Thirty-Nine Weeks ended November 2, 2019

The net and comprehensive loss for the thirty-nine weeks ended October 31, 2020 was $67.5 million or $0.42 loss per share compared to $10.3 million or $0.09 loss per share for the thirty-nine weeks ended November 2, 2019. The increase of $57.2 million in net and comprehensive loss for the thirty-nine weeks ended October 31, 2020 was principally driven by $44.8 million higher losses due to extinguishment losses of $53.9 and higher finance costs of $9.0 million associated with debenture interest expense, transaction costs and lease liability accretion. Loss from operations improved in the thirty-nine weeks ended October 31, 2020 by $4.4 million from the comparative period as a result of an increase of $16.5 million in gross profit partially offset by increase in operating expense of $12.1 million. The current year-to-date operating expenses of $41.7 million included $4.3 million in impairment expense offset by $2.1 million gain due to re-measurement of lease liabilities.

Revenue

Revenues		Wholesale	Digital
(in thousands of dollars)	Retail	distribution	development	Consolidated
Thirteen weeks ended October 31, 2020	26,534	5,130	1,455	33,119
Thirteen weeks ended November 2, 2019	11,870	1,200	630	13,700
Increase $	14,664	3,930	825	19,419
Increase over comparative period %	123.5%	327.5%	131.0%	141.7%
Increase as proportion of current period revenue %	55.3%	76.6%	56.7%	58.6%
Thirty-nine weeks ended October 31, 2020	68,341	13,298	3,195	84,834
Thirty-nine weeks ended November 2, 2019	29,243	3,465	1,610	34,318
Increase $	39,098	9,833	1,585	50,516
Increase over comparative period %	133.7%	283.8%	98.4%	147.2%
Increase as proportion of current period revenue %	57.2%	73.9%	49.6%	59.5%
Thirteen weeks ended August 1, 2020 (Q2 2020)	23,358	4,301	934	28,593
Increase over Q2 2020 $	3,176	829	521	4,526
Increase over Q2 2020%	13.6%	19.3%	55.8%	15.8%
Increase as proportion of Q3 2020 revenue %	12.0%	16.2%	35.8%	13.7%

Revenue for the thirteen weeks ended October 31, 2020 was $33.1 million as compared to $13.7 million for the thirteen weeks ended November 2, 2019. Revenue for the thirteen weeks ended October 31, 2020, includes cannabis and cannabis-related accessory sales of

$31.7 million (November 2, 2019 - $13.1 million) and digital development revenue from external customers of $1.5 million (November 2, 2019 - $0.6 million).

Revenue for the thirty-nine weeks ended October 31, 2020 was $84.8 million as compared to $34.3 million for the thirty-nine weeks ended November 2, 2019. Revenue for the thirty-nine weeks ended October 31, 2020, includes cannabis and cannabis-related accessory sales of $81.6 million (November 2, 2019 - $32.7 million) and digital development revenue from external customers of $3.2 million (November 2, 2019 - $1.6 million).

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Retail revenue

Retail revenue for the thirteen weeks ended October 31, 2020 was $26.5 million as compared to $11.9 million for the thirteen weeks ended November 2, 2019. Retail revenue was higher as a result of the expanded retail network. The Company had fifty-four (54) stores in operation at the end of Q3 2020 compared to thirty-one (31) stores at the end of Q3 2019. Retail revenues increased by 83% in Alberta and 112% in Saskatchewan. New stores operating in the current period located in the provinces of Ontario also contributed to the increase in retail revenue. Traditional formats, such as flower, particularly in large format value options, and cannabis 2.0 products continue to see top-line growth. In the quarter, increased traffic was also due to promotional events, including Labour Day, Thanksgiving, Company and industry milestones such as the anniversary of Spark Perks™ program and the two-year anniversary of cannabis legalization in Canada.

Retail revenue for the thirty-nine weeks ended October 31, 2020 was $68.3 million as compared to $29.2 million for the thirteen weeks ended November 2, 2019. Retail revenue was higher as a result of the expanded retail network. The Company had fifty-four (54) stores in operation at the end of Q3 2020 compared to thirty-one (31) stores at the end of Q3 2019. Retail revenues increased by 81% in Alberta and 133% in Saskatchewan. New stores operating in the current period located in the provinces of Ontario, Manitoba and the Yukon Territory also contributed to the increase in retail revenue. Traditional formats, such as flower, particularly in large format value options, and cannabis 2.0 products continue to see top-line growth. At the initial outset of the COVID-19 pandemic lockdown in mid-March 2020, the Company experienced higher than normal sales, but sales have since normalized and there was no material adverse impact to financial results during the fiscal quarter despite temporarily closing certain stores to ensure the Company was sufficiently staffed and equipped to operate in the best interests of customers, employees and the community.

Same-store retail revenue

Same-store sales is the comparison of sales of the Company’s stores that are open at the beginning of the period and have been operating for more than a year. The Company has twenty and nine stores with operations throughout the thirteen and thirty-nine weeks of Q3 2020 and Q3 2019, respectively. For the twenty stores, sales grew 11% for the thirteen weeks ended October 31, 2020 compared to the thirteen weeks ended November 2, 2019. The growth level of same-store sales is attributable to merchandise planning and assortment, in store experience, customer engagement attributable to the Spark Perks™ membership base, and the selling of cannabis 2.0 products which offset the impact of increased market competition. During the thirty-nine weeks ended October 31, 2020, same-store sales decreased 27% compared to the thirty-nine weeks ended November 2, 2019. This was primarily due to limited competition in Alberta for the first half of fiscal year 2019. Expected and planned average sales per store have reduced with the increase in competition.

Wholesale distribution revenue

Wholesale distribution revenue increased 19.3% sequentially from $4.3 million at Q2 2020 to $5.1 million at Q3 2020. Wholesale distribution revenue for the thirteen and thirty-nine weeks ended October 31, 2020 was $5.1 million and $13.3 million respectively (November 2, 2019 – $1.2 million and $3.5 million, respectively). Wholesale distribution revenue increased as the Saskatchewan market continues to open up with more retailers sourcing inventory from Open Fields. Improved supply from key distribution partners and the continued growth of cannabis 2.0 products, and legacy categories are key drivers of this improvement.

Digital development revenue

Digital development revenue increased compared to Q3 2019 as the Company continues to monetize the Hifyre™ Digital Retail and Analytics Platform. Digital development revenue increased 55.8% sequentially from $0.9 million at Q2 2020 to $1.5 million at Q3 2020, as the Company increased commercial digital platform subscription and recurring monthly services to external clients, which had slowed in Q1 2020 during the onset of COVID-19. In Q1 2020 through Q3 2020, the platform also played a key role in adapting the Company’s retail business model to meet the regulatory and operational changes in response to COVID-19.

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Gross Profit

Gross Profit (1)		Wholesale	Digital
(in thousands of dollars)	Retail	distribution	development	Consolidated
Thirteen weeks ended October 31, 2020	9,049	1,001	1,455	11,505
Thirteen weeks ended November 2, 2019	3,898	223	630	4,751
Increase $	5,151	778	825	6,754
% of net sales - Thirteen weeks ended October 31, 2020	34.1%	19.5%	100.0%	34.7%
% of net sales - Thirteen weeks ended November 2, 2019	32.8%	18.6%	100.0%	34.7%
Thirty-nine weeks ended October 31, 2020	23,177	2,618	3,195	28,990
Thirty-nine weeks ended November 2, 2019	10,225	679	1,555	12,459
Increase $	12,952	1,939	1,640	16,531
% of net sales - Thirty-nine weeks ended October 31, 2020	33.9%	19.7%	100.0%	34.2%
% of net sales - Thirty-nine weeks ended November 2, 2019	35.0%	19.6%	96.6%	36.3%
Thirteen weeks ended August 1, 2020 (Q2 2020)	8,193	823	934	9,950
% of net sales - Thirteen weeks ended August 1, 2020	35.1%	19.1%	100.0%	34.8%

(1) Sales between segments are made at prices that approximate market prices. Gross profit by segment presented in table is adjusted for inter-segment profit eliminations.

Gross profit for the thirteen weeks ended October 31, 2020 was $11.5 million or 34.7% of revenue compared to $4.8 million or 34.7% of revenue for the thirteen weeks ended November 2, 2019. Excluding digital development revenue, gross profit for the thirteen weeks ended October 31, 2020 was $10.1 million or 31.7% of the corresponding revenue (November 2, 2019 - $4.1 million or 31.5%). The increase in gross profit dollars is due to the larger store network and growth of sales in the wholesale business. The increase in gross margin percentage is primarily due to the higher sales and gross margin contribution from the wholesale business in the quarter.

Gross profit for the thirty-nine weeks ended October 31, 2020 was $29.0 million or 34.2% of revenue compared to $12.5 million or 36.3% of revenue for the thirty-nine weeks ended November 2, 2019. Excluding digital development revenue, gross profit for the thirty-nine weeks ended October 31, 2020 was $25.8 million or 31.6% of the corresponding revenue (November 2, 2019 - $10.9 million or 33.3%). The increase in gross profit dollars is due to the larger store network and growth of sales in the wholesale business. The decrease in gross margin percentage is primarily due to increased competition in retail business and proportionately higher sales from the lower margin wholesale business.

Retail gross profit

Retail gross profit for the thirteen weeks ended October 31, 2020 was $9.0 million or 34.1% of revenue compared to $3.9 million or 32.8% of revenue for the thirteen weeks ended November 2, 2019. Gross profit dollars increased due to the expanded store network. The gross margin percentage improved due to improved assortment of product, reduced discounting requirements in the current quarter and the addition of higher margin cannabis 2.0 products into the sales mix. The comparative period had higher promotional activity to drive traffic and to move through slower moving stock that had accumulated during a period of supply challenges.

Gross profit for the thirty-nine weeks ended October 31, 2020 was $23.2 million or 33.9% of revenue compared to $10.2 million or 35.0% of revenue for the thirty-nine weeks ended November 2, 2019. Gross profit dollars increased due to the expanded store network. The gross margin percentage decreased due to increased competition related to the first half of 2019 which was partially offset by the addition of higher margin cannabis 2.0 products into the sales mix.

Wholesale gross profit

Wholesale gross profit for the thirteen weeks ended October 31, 2020 was $1.0 million or 19.5% of revenue compared to $0.2 million or 18.6% of revenue for the thirteen weeks ended November 2, 2019. Gross profit dollars and percentage increased as a result of improved supply from key distribution partners, vendor rebates and the continued growth of cannabis 2.0 products and legacy categories.

Wholesale gross profit for the thirty-nine weeks ended October 31, 2020 was $2.6 million or 19.7% of revenue compared to $0.7 million or 19.6% of revenue for the thirteen weeks ended November 2, 2019. Gross profit dollars increased as a result of improved supply from key distribution partners, vendor rebates and the continued growth of cannabis 2.0 products and legacy categories.

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Expenses

For the thirteen and thirty-nine weeks ended October 31, 2020 total expenses were $12.0 and $41.7 million, respectively (November 2, 2019 – $10.7 million and $29.6 million, respectively). Expenses have increased due to the ramp-up of ongoing operations as the Company continues to open new stores and due to expansion activities as the Company acquires and develops locations to expand our Retail Platform. See below for further discussion on expenses incurred.

General and Administration

For the thirteen and thirty-nine weeks ended October 31, 2020, general and administrative expenses totalled $9.6 million and $27.0 million, respectively (November 2, 2019 – $7.1 million and $20.2 million, respectively).

●	For the thirteen weeks ended October 31, 2020, general and administrative expenses increased $2.5 million or 35%, primarily due to the following major categories:

►	Salaries and benefits increase of $1.5 million – primarily due to increased corporate headcount to support the commercialization of the Company and increase store count, the hiring of staff to support store operations and the online platform that supports the retail business.

►	Facility expenses increase of $0.9 million – these expenses exclude base rent expenses which are recognized as amortization of the right-of-use assets for capitalized operating leases under IFRS 16. These expenses have increased as a result of the growth in the Company’s real estate portfolio as it has and continues to expand its retail network.

►	Information technology (“IT”) costs increase of $0.1 million – due to higher software licensing and subscription costs and other information technology costs as the Company expands and optimizes its retail, distribution and digital retail and analytics platforms.

►	Other costs decrease of $0.1 million – due to reduced spending on travel costs and retail staff training costs partially offset by increases in office expenses for store supplies to support the additional stores in the network.

●	For the thirty-nine weeks ended October 31, 2020, general and administrative expenses increased of $6.8 million or 33%, primarily due to the following major categories:

►	Salaries and benefits increase of $5.1 million – primarily due to the hiring of retail operating staff to support store operations, an increase in corporate headcount to support the commercialization of the Company and increased store count, and the increased headcount at Hifyre to support the growing digital development and online platform supporting retail business.

►	Facility expenses increase of $2.0 million – these expenses exclude base rent expenses which are recognized as amortization of the right-of-use assets for capitalized operating leases under IFRS 16. These expenses have increased as a result of the increase in the Company’s real estate portfolio as it has and continues to expand its retail network.

►	Consulting fees decrease of $0.8 million – primarily due to reduced spending on public relations advisory fees, employee recruitment fees and financial advisory fees.

►	Filing and regulatory fees and investor relations expenses decrease of $0.1 million – primarily related to share transfer and investor communications services.

►	Office expenses increase of $0.8 million – primarily for retail store office supplies as thirty-one stores were operating in the comparative period compared to fifty-four (54) stores operating at the end of October 31, 2020, as well has higher corporate office expenses to support the increased head office headcount.

►	IT costs increase of $0.5 million – due to higher software licensing and subscription costs and other information technology costs as the Company expands and optimizes its retail, distribution and digital retail and analytics platforms.

►	Legal and professional fees decrease of $0.2 million – primarily due to lower legal fees in connection with real estate matters and general corporate matters, partially offset by higher audit fees as the Company became publicly traded during the current fiscal year.

►	Travel and entertainment expenses decrease of $0.5 million – due to travel bans as a result of COVID-19.

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Share-based payments

For the thirteen and thirty-nine weeks ended October 31, 2020, share-based payments totalled $0.6 million and $2.0 million, respectively (November 2, 2019 – $0.8 million and $2.4 million, respectively). The decrease of $0.2 million for the thirteen weeks was primarily due to impact of forfeitures in the period which were higher in comparison to the same period in 2019, resulting in reduction of expense recognized in Q3 2020. The overall decrease of $0.4 million for the thirty-nine weeks was primarily due to forfeitures and the earlier timing of grants and higher initial fair value of these option grants in 2019 recognized, which resulted in higher overall expense in the thirty-nine weeks ended November 2, 2019.

Marketing and promotion

For the thirteen and thirty-nine weeks ended October 31, 2020, marketing and promotional expenses totalled $0.2 million (thirteen weeks ended November 2, 2019 – $0.5 million) and $0.7 million (thirty-nine weeks ended November 2, 2019 – $1.3 million), respectively. These expenses reflect advertising, branding development, store product marketing, industry events and expos and digital advertising. Marketing and promotional expenses were higher in the prior periods as a result of brand development and marketing launch initiatives. With the onset of COVID-19, marketing has moved online resulting in an overall decrease in spend.

Acquisition and business development costs

For the thirteen and thirty-nine weeks ended October 31, 2020, acquisition and business development costs totalled $0.8 million (thirteen weeks ended November 2, 2019 – $0.2 million) and $1.0 million (thirty-nine weeks ended November 2, 2019 – $0.2 million). The increase of $0.6 million for the thirteen weeks and $0.8 million for the thirty-nine weeks is attributed to five store acquisitions that were completed during the thirty-nine weeks ended October 31, 2020, and additional acquisitive and business development activity related expenditure that was undertaken to support the company’s expansion strategy.

Depreciation and amortization

For the thirteen and thirty-nine weeks ended October 31, 2020, depreciation and amortization expenses totalled $3.0 million and $9.0 million, respectively (November 2, 2019 – $2.0 million and $5.5 million, respectively). The increase is primarily due to higher depreciation of property, plant and equipment and higher amortization of the right-of-use assets related to leases of the retail store network, which had fifty-four (54) operating stores in the current quarter compared to thirty-one in the prior period. Additionally, amortization on intangibles related to licences from acquired locations that were operational during the current period but did not exist in the prior quarter contributed to the increase.

Impairment charges and remeasurement of lease liabilities

For the thirteen weeks ended October 31, 2020, there was a gain on remeasurement of lease liabilities of $2.1 million (November 2, 2019 – $Nil), and for the thirty-nine weeks ended October 31, 2020, impairments were $4.3 million (November 2, 2019 – $Nil). The impairment was related primarily to i) the impairment of a right of use asset related to a leased location in which the Company believes its ability to operate is no longer possible and ii) adjusting the impairment charges for capitalized expenditures in relation to restructured locations announced during Q4 2019. The gain on remeasurement of lease liabilities in the current quarter was due to a change in the Company’s estimates of future lease payments to exit a lease for a location that no longer met the provincial cannabis licence regulations for a retail location.

Other expenses

Listing expense

No listing expenses were incurred during the current thirteen and thirty-nine weeks ended October 31, 2020. For the thirteen and thirty- nine weeks ended November 2, 2019, listing expense was $1.8 million and related to the reverse take over transaction completed by the Company. Details on this transaction are described under Note 7 of the Annual Financial Statements.

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Loss on extinguishment and revaluation of debentures

Loss on extinguishment and revaluation of debentures of $53.9 million was incurred during the current thirteen and thirty-nine weeks ended October 31, 2020 and comprise of $54.4 million extinguishment loss related to the amendment of the Company’s ACT Debentures and ACT Warrants, offset by an accounting modification gain of $0.5 million related to the amendment of April 2020 Debentures. The extinguishment loss reflects the impact of the recognition of derivative liability balances for the conversion option derivative, Series B Warrants and Series C Warrants at the full fair value at amendment date, which totalled $68.7 million. These instruments previously had a carrying value of $Nil prior to amendment. The amendments to the April 2020 Debentures were not considered to be substantial modification of the original terms, and therefore did not result in de-recognition.

For the thirteen and thirty-nine weeks ended November 2, 2019, the debt extinguishment loss totalled $9.0 million. The losses related to 2018 convertible debentures into new debentures (the “LP Debentures”) resulting in an extinguishment loss of $5.1 million and the one-time exchange of shares for debentures (the “Share Debentures”) with certain Licensed Producers that invested in the company resulting in a loss of $3.9 million. The amendments were made in order to remain in compliance with regulations around ownership percentage rules for Licensed Producers.

Gain on revaluation of derivative liability

For the thirteen and thirty-nine weeks ended October 31, 2020, the gain on revaluation of derivative liabilities was $35.8 million and

$21.0 million, respectively (November 2, 2019 - gain of $23.1 million and $29.5 million, respectively). The derivatives are related to the conversion option liability for the April 2020 Debentures and amended ACT Debentures, as well as the amended Series B Warrants and Series C Warrants. The value is impacted by changes in the passage of time, volatility assumptions and the change in price of the underlying shares of the Company. The decrease in share price is the predominant cause of the revaluation gains during the thirteen and thirty-nine weeks ended October 31, 2020, with share price decreasing 24% since Q2 2020, and 22% since February 1, 2020. The decrease in share price was also predominant driver during the thirteen and thirty-nine weeks ended November 2, 2019.

Finance costs and interest income

For the thirteen and thirty-nine weeks ended October 31, 2020, finance costs totalled $6.1 million (thirteen weeks ended November 2, 2019 – $7.0 million) and $21.0 million (thirty-nine weeks ended November 2, 2019 – $12.0 million), respectively. These costs are primarily due to the interest expense on convertible debentures of $5.2 million and $17.1 million for the thirteen and thirty-nine weeks ended October 31, 2020, respectively (November 2, 2019 - $4.8 million and $8.0 million, respectively), and transaction costs incurred on debentures and term loans totalling $0.2 million and $1.6 million for the thirteen and thirty-nine weeks ended October 31, 2020, respectively (November 2, 2019 - $1.1 million and $1.1 million, respectively). Interest income was earned on cash held in savings accounts and term deposits.

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SUMMARY OF QUARTERLY RESULTS

The following table sets out certain selected financial information for the eight fiscal quarters:

Fiscal Quarter Ended (in thousands of dollars, except per share amounts)
	October 31, 2020	August 1, 2020	May 2, 2020	February 1, 2020	November 2, 2019	August 3, 2019	May 4, 2019	February 2, 2019
Total Revenue	$33,119	$28,593	$23,122	$16,788	$13,700	$11,080	$9,538	$10,457
Net and Comprehensive Income / (Loss)	$(25,723)	$(29,081)	$(12,738)	$(22,288)	$10,207	$(6,493)	$(14,020)	$(8,573)
Net Income / (Loss) Per Share – Basic(1)	$(0.15)	$(0.18)	$(0.08)	$(0.16)	$0.08	$(0.06)	$(0.14)	$(0.11)
Net Income / (Loss) Per Share - Diluted(1)	$(0.15)	$(0.18)	$(0.08)	$(0.16)	$0.07	$(0.06)	$(0.14)	$(0.11)

(1)	Quarterly earnings per share are not additive and may not equal the annual earnings per share reported. This is due to the effect of stock issued or repurchased during the year on the basic and diluted weighted average number of common shares outstanding together with the effects of rounding.

The Company has incurred significant losses over the last eight quarters as it implements and executes its strategy of becoming the most recognizable and successful brand of independent cannabis retail stores. Results have varied between these fiscal quarters principally because of, (i) the evolution of the legalization of the adult-use cannabis market, (ii) increased marketing and branding expenses related to building and growing the Company’s brand, (iii) completion of the Qualifying Transaction and the resulting listing expenses and associated professional fees, (iv) share-based compensation expenses increasing as stock options vest and shares are granted for acquisitions, (v) increased salaries and wages as the organization grows and enters into commercialization and operation of its retail stores, (vi) restructuring costs, (vii) impairment charges and (viii) debt and financing costs to support the expansion of the Company’s retail platform. It is anticipated that certain costs are non-recurring and/or will normalize over time.

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LIQUIDITY AND CAPITAL RESOURCES

The Company believes it has sufficient liquidity to support continued operations, meet its short-term liabilities and commitments as they become due.

As at October 31, 2020, cash and short-term investments was $24.7 million (February 1, 2020 - $27.9 million). At October 31, 2020, the Company had negative working capital (current assets less current liabilities) of $9.9 million (February 1, 2020 – negative $13.5 million). Current liabilities include $34.4 million of convertible debentures, related conversion option derivative liabilities, and accrued interest payable due on December 31, 2020. The current portion of convertible debentures are convertible into Common Shares at $0.50 per principal amount of the April 2020 Debentures ($28.0 million principal outstanding) and $0.7 million of interest can be settled in shares.

Accrued interest payable totalled $1.9 million as at October 31, 2020. As permitted under the related debenture agreements, the Company intends to make the election to pay $0.8 million of interest owing on the ACT Debentures in Common Shares, and intends to defer the remaining $1.1 million of interest owing and add it to the principal amount of the April 2020 Debentures.

During the thirty-nine weeks ended October 31, 2020, the Company completed financings by way of April 2020 Debentures and settled

$46.2 million in principal amount of outstanding debentures as at February 1, 2020. In Q3 2020, the Company entered into the Amending Agreement in respect of the Strategic Investment Instrument Amendments, which extended the maturity date of the ACT Debentures and result in $26.0 million principal amount in outstanding convertible debentures being reclassified from current to non-current liabilities given the change in maturity date to June 30, 2023. The amendments also adjusted the exercise price and exercise timing of certain ACT Warrants, which resulted in earlier exercise of 13,146,469 A-1 Warrants in Q3 2020 for proceeds of $10.3 million, and is expected to provide additional cash proceeds of $8.7 million upon exercise of the A-2 Warrants by the end of fiscal year 2020.

In the thirty-nine weeks ended October 31, 2020, the Company also entered into a $10.0 million (with an option for an additional $5.0 million) term loan and credit facility arrangement with ATB Financial. Of this amount, the Company has drawn $2.5 million and repaid $0.1 million as at October 31, 2020.

The recently completed financings with respect to the April 2020 Debentures, term loan and facilities arrangement, and the Strategic Investment Instrument Amendments, strengthen the Company’s financial position and allows it to repay existing debt that is not converted into shares prior to maturity, and continue the expansion of the retail network into new markets as they emerge. On December 3, 2020, the Company initiated the ATM Program, which is expected to bring up to $15 million in additional funding. See “Q3 2020 and Recent Highlights – At-the-Market Offering” for further details.

The Company’s future financing efforts may be affected by several factors including, but not limited to, general economic conditions, an ability to expand operations within the cannabis retail industry in Canada and volatility in the capital markets. With the financings and amendments to financings completed in the thirty-nine weeks ended October 31, 2020, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due.

Growth is planned in provinces that do or will permit the sale of recreational cannabis by independent retailers. The Company also requires the necessary real estate for locations and has secured a majority of the leases it requires to achieve its growth for additional stores and the Company believes it has the ability to secure additional leases where required. The Company estimates that developing leases into an operating store may require capital expenditures of $0.2 million to $0.5 million depending on the size, condition and other factors related to the leased location. Such expenditures include leasehold improvements, furniture and fixtures, signage and displays and computers and equipment. As of October 31, 2020, the Company had 20 locations in various stages of construction, with capital expenditures of approximately $6.0 million remaining. Furthermore, such growth is dependent upon the availability of product from Licensed Producers and the ability to secure licensing from the applicable regulatory authorities. The Company’s existing financial resources to achieve the target number of stores includes current cash on hand as well as the ATB term loan and facility arrangement described above.

The Company is working towards generating positive adjusted EBITDA, with Q3 2020 being the first quarter showing such results at $1.2 million. The Company has withdrawn prior forward disclosure with respect to the timing of the Company being adjusted EBITDA and cash flow positive. Refer to the Company’s press release entitled “Fire & Flower Clarifies Forward-Looking Information” filed on www.sedar.com on November 6, 2020.

The Company’s expansion plans are subject to additional financing, appropriate lease arrangements for each potential retail location and required approvals from the applicable regulatory authorities in each of the provinces (and municipalities) in which the Company plans to open retail cannabis locations. As well, certain provincial regulatory authorities have limited the number of retail cannabis licences available for issuance and this may prohibit the Company from achieving its expansion goals.

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These future funding requirements may be met in several ways including, but not limited to, a combination of equity financings, debt financings and other capital markets alternatives. If the Company is not able to obtain adequate financing, enter into appropriate lease arrangements or obtain applicable regulatory approvals/licences to meet its expansion plans, the Company will scale back its expansion plans accordingly.

While management has been successful in securing financing in the past, there can be no assurance that additional debt or equity financing will be available (including funds from the exercise of any securities issued to ACT) to meet the Company’s requirements or, if available, on favorable terms, and there can be no assurance that the Company will be able to enter into appropriate lease arrangements or receive the applicable regulatory approvals to meet its expansion goals.

Cash Flow Statement

Sources and Uses of Cash	Thirty-nine weeks ended
(in thousands of dollars)	October 31, 2020 ($)	November 2, 2019 ($)
Cash used in operations prior to changes in working capital	(942)	(8,511)
Changes in non-cash working capital	5,119	(7,407)
Cash provided from (used in) operating activities	4,177	(15,918)
Cash (used in) provided by financing activities	3,545	84,879
Cash used in investing activities	(5,934)	(36,510)
(Decrease) increase in cash and cash equivalents	1,788	32,451

For the thirty-nine weeks ended October 31, 2020, cash provided from operating activities was $4.2 million (November 2, 2019 - $15.9 million used), and cash used in operating activities before changes in non-cash working capital was $0.9 million (November 2, 2019 -

$8.5 million).

Operating Activities

For the thirty-nine weeks ended October 31, 2020, operating activities were affected by the net change in non-cash working capital of $5.1 million (November 2, 2019 - $7.4 million use) due to:

●	trade and other receivables being flat for the thirty-nine weeks ended October 31, 2020 (November 2, 2019 - $1.0 million increase primarily due to revenue from the wholesale business);
●	an increase in accounts payable and accrued liabilities of $6.6 million (November 2, 2019 - $1.1 million decrease) due to the timing of payments;
●	an increase in inventory of $2.3 million (November 2, 2019 - $2.1 million increase) as the Company increases its retail network and services the increasing demand in its wholesale operations;
●	a decrease in prepaids and deposits of $1.3 million (November 2, 2019 - $2.5 million increase) primarily due to lower deposits made to secure cannabis inventory as the Company transitioned vendors to credit terms where possible;
●	a decrease in deferred revenue of $0.2 million due to the timing and recognition of digital development revenue (November 2, 2019 - $0.2 million increase due to the recognition of prepaid revenue on the consulting agreements entered into with two Ontario Retail Cannabis Store Lottery winners).

Financing Activities

For the thirty-nine weeks ended October 31, 2020, cash provided by financing activities was $3.5 million, which consists of a raise of

$28.0 million convertible debentures and loans net of transaction costs, repayment of debentures and interest of $28.4 million, collateralization of cash for term loan and letters of credit of $4.0 million, proceeds from the exercise of A-1 Warrants for $10.3 million, partially offset by lease liability cash outflows of $3.2 million.

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Investing Activities

For the thirty-nine weeks ended October 31, 2020, total cash used in investing activities was $5.9 million. $5.0 million of cash was received from the redemption of a guaranteed investment certificate, and $1.9 million from disposal of building properties. $9.3 million of cash was used to acquire property, plant and equipment, intangible assets and initial deposits for right-of-use leased assets. The acquisitions under property, plant and equipment primarily related to expenditures incurred for store construction and build-outs. $2.5 million of cash was used for the acquisitions of the Kelowna Acquisition, 272 Ontario, 267 Ontario, 115 Canada and 2673 Ontario. See “Q3 2020 and Recent Highlights - Acquisitions” section above for further information.

STATEMENT OF FINANCIAL INFORMATION

Statement of Financial Position Information	As at	As at
(in thousands of dollars)	October 31, 2020	February 1, 2020
Cash and cash equivalents	24,688	22,900
Restricted cash	4,023	-
Short term Investments	-	5,000
Trade and other receivables	4,180	4,161
Merchandise inventories	8,188	5,876
Deposits and other assets	5,506	6,743
Property, plant and equipment	36,021	34,399
Right-of-use assets	30,745	33,633
Intangible assets	38,903	35,782
Other assets	1,340	2,512
Total assets	153,594	151,006
Accounts payable and accrued liabilities	17,276	12,728
Debentures, loans and derivative liability	96,484	53,580
Lease liabilities	36,611	36,862
Provisions and other liabilities	560	926
Total liabilities	150,931	104,096
Shareholders’ equity	2,663	46,910

As at October 31, 2020, the Company had total assets of $153.6 million, an increase of $2.6 million compared to $151.0 million at the end of February 1, 2020. The increase in total assets was primarily due to increase in cash and short-term investments as described under the “Liquidity and Capital Resources” section above.

As at October 31, 2020, the Company had total liabilities of $150.9 million, an increase of $46.8 million compared to $104.1 million at the end of February 1, 2020. The increase in total liabilities was primarily due to:

(i)	a net increase of $42.9 million for convertible debentures and derivative liabilities due to:

●	derecognition of ACT Debentures balances under previous terms, which had a carrying value of $13.6 million.
●	recognition of the amended ACT Debentures and certain ACT Warrants with an aggregate carrying value of $60.6 million as at October 31, 2020. The accounting for the amended instruments resulted in the recognition of the conversion option of the debenture, Series B Warrants and Series C Warrants on the balance sheet as derivative liabilities. These instruments had a carrying value of $Nil pre-amendment and as at February 1, 2020.
●	recognition of the new April 2020 Debentures (debenture and the associated conversion option derivative liability), with a carrying value of $33.4 million as at October 31, 2020
●	Recognition of term loan with ATB with a net balance outstanding of $2.4 million as at October 31, 2020.
●	the net reduction of $40.0 million of carrying value of LP debenture and associated derivative liability and the June 2019 debentures which were settled during the thirty-nine weeks ended October 31, 2020.

(ii)	the increase of accounts payables and accrued liabilities due to timing of payments of $4.5 million.
(iii)	Offset by net reduction of $0.3 million in lease liabilities, and $0.2 million in provisions.

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For further details on the debenture transactions see the “Q3 2020 and Recent Highlights – Summary of Highlights” section above.

As at October 31, 2020, shareholders’ equity was $2.7 million, a decrease of $44.2 million compared to $46.9 million at the end of February 1, 2020. Shareholders’ equity decreased primarily due to a increase of the accumulated deficit which now stands at $139.7 million, offset by increases in share capital related to shares issued as purchase consideration for retail store acquisitions, warrant exercise, interest payments in cash, and additional purchase price instalment payments for the 2018 Hifyre business acquisition. Reserve balances also increased primarily due to net issuances of warrants issued in connection with the April 2020 Debentures, issuances of Amended ACT Series A-1 Warrants, stock option vesting net of exercise and forfeitures, and $11.2 million in fair value for extinguished components of pre-amendment ACT Debentures and ACT Warrants.

OUTSTANDING SHARE DATA

As at December 11, 2020, the Company had 211,754,800 Common Shares issued and outstanding.

As at December 11, 2020, the Company had the following securities outstanding, which are exercisable for Common Shares:

Securities Outstanding	Number of Securities	Weighted Average Exercise/ Conversion Price
Convertible ACT Debentures (1)	$25,989,985 principal amount	$0.90
Convertible April 2020 Debentures	$27,900,000 principal amount	$0.50
Stock Options	14,388,530	$0.89
ACT Warrants (1)	221,577,888	$0.83 - $3.00
Compensation Securities – Broker Warrants	1,355,350	$1.20
Warrants (other than ACT Warrants and Broker Warrants)	7,658,264	$1.45
Common shares reserved for issuance	650,000	-

(1) The conversion/ exercise price for these instruments are variable and not disclosed on a weighted average basis. See section “Q2 2020 and Recent Highlights - Amendments to Strategic Investment Instruments” for terms of these instruments.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

RELATED PARTY TRANSACTIONS

The remuneration of directors and key management personnel during the thirty-nine weeks ended October 31, 2020, is set out below:

	Thirty-nine weeks ended
(in thousands of dollars)	October 31, 2020 ($)	November 2, 2019 ($)
Consulting fees, salaries and benefits – key management	1,183	946
Director fees	342	145
Share based payments - key management and directors (1)	763	1,116
	2,288	2,207

(1) Represents base salary and management fees elected to be paid in common shares of the Company and stock options.

During the thirty-nine weeks ended October 31, 2020, a total of 1,050,000 stock options were issued to the Company’s officers and directors (November 2, 2019: 620,000), with an exercise price range of $0.58 -$0.60 (November 2, 2019: $0.80 -$1.50), and maturity date of April 29, 2024 (November 2, 2019: February 13, 2024).

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In addition, during the thirteen and thirty-nine weeks ended October 31, 2020, key management personnel participated in the April 2020 Debentures by subscribing for 1,065 units for aggregate gross proceeds of $1.1 million. Specifically:

●	Officers and directors subscribed for 125 units for proceeds of $0.1 million;
●	JNZS Consulting Inc., a private company controlled by the Chairman of the Board of Directors, subscribed for 90 units for proceeds of $0.1 million; and
●	Millstone Investment Limited Partnership, a private company controlled by the Chief Executive Officer, subscribed for 850 units for proceeds of $0.9 million.

Debenture and warrants related transactions with ACT are described under “Q3 2020 and Recent Highlights”. During the thirteen and thirty-nine weeks ended October 31, 2020, the following additional transactions occurred with ACT:

●	ACT exercised 13,146,469 and 13,146,469 warrants, respectively, and the Company received gross proceeds of $10.3 million and $10.3 million, respectively;
●	Sub-lease rental charges of $18 thousand and $18 thousand, respectively, and store build-out capital expenditure charges of $0.4 million and $0.4 million, respectively, were incurred for certain retail locations where the Company has sub-lease arrangements with ACT.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the Company to make judgments in applying its accounting policies, estimates and assumptions about the future. These judgments, estimates and assumptions affect the reported amounts of assets, liabilities, revenues and other items in net operating earnings or loss and the related disclosure of contingent assets and liabilities included in the Consolidated Financial Statements. The Company evaluates its estimates on an ongoing basis. The estimates are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of revenues and other items. Actual results may differ from these estimates under different assumptions or conditions. A summary of the more significant judgments and estimates made by management in the preparation of its financial information is provided in Note 6 of the Annual Financial Statements and Note 2 of the Interim Financial Statements.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies in Note 4 of the Annual Financial Statements, have been applied consistently to all periods presented in the Interim Financial Statements.

FINANCIAL INSTRUMENTS

See Note 23 of the Annual Financial Statements and Note 15 of the Interim Financial Statements for a discussion of the Company’s financial instruments and risk management.

SUBSEQUENT EVENTS

Subsequent to October 31, 2020, the Company entered into share purchase agreements to acquire additional store locations and businesses in Ontario – see “Q3 2020 and Recent Highlights” for further details.

On November 24, 2020, the Company filed a base shelf prospectus offering for sale of up to $200 million in the Company’s securities. On December 3, 2020, the Company subsequently established an ATM Program for up to $15 million in Common Shares. See “Q3 2020 and Recent Highlights” for further details.

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RISKS AND UNCERTAINTIES

The following are the specific and general risks that could affect the Company and its business. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition. Readers should additionally refer to the risk factors set out in the Company’s most Annual Information Form, which, together with the risk factors below, do not necessarily constitute an exhaustive list.

Licences and Permits

The operations of the Company will require licences and permits from various Canadian or foreign, federal, provincial, state, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy, including any court or arbitration authority (collectively, “Governmental Authorities”). The Company currently has all permits and licences that it believes are necessary to carry on its current business operation with the intention of obtaining additional licences and permits for additional operations. The Company will require additional licences or permits in the future to achieve its intended operations and there can be no assurance that the Company will be able to obtain all such additional licences and permits. In addition, there can be no assurance that any existing licence or permit will be renewable on terms acceptable to the Company if and when required or that such existing licences and permits will not be revoked.

The Company may be required to obtain or renew further government permits and licences for its operations. Obtaining, amending or renewing the necessary governmental permits and licences can be a time-consuming process, potentially involving numerous regulatory agencies, and involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licences are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licences that are necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary permits or licences are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect which means, with respect to any party, any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have an effect that is materially adverse to, the business, assets, liabilities (including contingent liabilities), conditions (financial or otherwise), prospects or results of operations of the party and its subsidiaries, as applicable, taken as a whole (“Material Adverse Effect”).

The Company will be dependent on its suppliers’ licences, or ability to obtain additional licences, which are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of these licences or any failure to obtain or maintain such licences could have a material adverse impact on the business, financial condition and operating results of the Company. There can be no guarantee that Health Canada and/or provincial regulators will issue, extend or renew these licences or, if issued, extended or renewed, that they will be issued, extended or renewed on terms that are favourable to the Company’s suppliers and the Company. Should Health Canada and/or provincial regulators not issue, extend or renew the licences or should they issue or renew the licences on terms that are less favourable to such supplier and the Company than anticipated, the business, financial condition and results of the operations of the Company could be materially adversely affected.

Changes in Laws, Regulations and Guidelines

The Cannabis Act became effective on October 17, 2018. However, uncertainty remains with respect to the implementation of the Cannabis Act, federal regulations thereunder as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use purposes. There can be no assurance that the legalization of adult-use cannabis by the Canadian Federal Government will be carried out on the terms currently anticipated. Furthermore, the ultimate impact of the implementation of the legislative framework pertaining to the Canadian adult-use cannabis market remains uncertain. The impact of these new laws, regulations and guidelines on the business of the Company, including increased costs of compliance and other potential risks cannot be predicted, and accordingly, the Company may experience adverse effects.

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The Canadian federal regulatory regime requires plain packaging in order to prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restriction on the use of logos and brand names on cannabis products could have a material adverse impact on the Company’s business, financial condition and results of operation. In addition, the regulations under the Cannabis Act contemplate licences being granted for outdoor cultivation. The implications of the proposal to allow outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing.

Provincial governments in Canada have also implemented various regulatory regimes for the distribution and sale of cannabis for adult- use purposes. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will ultimately have the intended effect or remain in the current form or create the growth opportunities that are currently anticipated by the Company.

Compliance with Laws

The Company’s and many of its suppliers’ operations are subject to various laws, regulations and guidelines. The Company intends to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Company’s interpretation of laws, regulations and guidelines, including, but not limited to the Controlled Drugs and Substances Act, the Cannabis Regulations, the Cannabis Act, the regulations thereunder, the various provincial regimes governing the sale of adult-use recreational cannabis (the “Provincial Regimes”) and applicable stock exchange rules and regulations may differ from those of others, and the Company’s and its suppliers’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by Governmental Authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Company may significantly delay or impact the development and operations of the Company’s business, and could have a Material Adverse Effect on the business, results of operations and financial condition of the Company. Any potential non- compliance could cause the business, financial condition and results of the operations of the Company to be adversely affected. Furthermore, any amendment to or replacement of the Cannabis Regulations, the Cannabis Act, the Provincial Regimes or other applicable rules and regulations governing the activities of the Company and its suppliers may cause adverse effects to the Company’s operations. The risks to the business of the Company or its suppliers associated with the decision to amend or replace the Cannabis Regulations, the Cannabis Act, any Provincial Regime and subsequent regulatory changes could reduce the potential customers of the Company and could materially and adversely affect the business, financial condition and results of operations of the Company.

It is unclear how certain regulatory bodies will interpret commercial agreements with respect to licensed retail cannabis operations. The Company intends to enter into commercial agreements in compliance with all applicable law, however, provincial regulators are continuing to update guidance on how cannabis retailers should interpret certain Provincial Regimes. In the event provincial regulators indicate that they shall interpret certain Provincial Regimes in a manner inconsistent with that of cannabis retailers, including, but not limited to the Company, this could result in the Company being unable to enter into certain commercial agreements or provide certain services which could have a Material Adverse Effect on the business, results or operations and financial condition of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on the Company or its suppliers, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities which could have a Material Adverse Effect on the business, results of operations and financial condition of the Company.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a Material Adverse Effect on the Company.

Due to the nature of the Company’s operations, various legal and tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favourably, there may be a Material Adverse Effect on the Company. There are also risks to the business of the Company represented by court rulings or legislative changes.

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Being a Public Company May Increase Price Volatility

The Company’s status as a reporting issuer may increase price volatility due to various factors, including the ability to buy or sell its shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Company’s shares. The increased price volatility could adversely affect the results of operations or financial condition.

The Requirements of Being a Public Company May Strain the Company’s Resources

As a reporting issuer, the Company, and its business activities, will be subject to the reporting requirements of applicable securities legislation of the jurisdiction in which it is a reporting issuer, the listing requirements of the exchange on which it would be listed and other applicable securities rules and regulations. Compliance with those rules and regulations will increase the Company’s legal and financial costs making some activities more difficult, time consuming or costly and increase demand on its systems and resources.

Risks Relating to its Suppliers

In addition to the risk factors that may impact the business, operations and financial condition of the Company and its suppliers noted above, the risk factors contemplated herein may directly impact the business, operations and financial condition of the Company’s suppliers and, accordingly, may have an indirect Material Adverse Effect on the Company.

Cannabis retailers are dependent on the supply of cannabis products from Licensed Producers. There can be no assurance that there will be a sufficient supply of cannabis available to the Company to purchase and to operate its business or satisfy demand. Licensed Producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Licensed Producers and, in turn, the Corporation’s financial condition and operating results. Any inability of Licensed Producers to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition and operating results.

The facilities of the Company’s suppliers could be subject to adverse changes or developments, including but not limited to a breach of security, which could have a Material Adverse Effect on the Company’s business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada or other legal or regulatory requirements, could also have an impact on the Company’s suppliers’ ability to continue operating under their licences or the prospect of renewing their licences or on the Company’s ability or willingness to sell product sourced from a supplier, which may have an adverse effect on the Company.

Furthermore, the Company’s suppliers may experience operational slowdowns or other barriers to operations as a result of protective measures associated with the COVID-19 pandemic and which may affect the ability of the Company to obtain and sell product sourced from a supplier, which may have an adverse effect on the Company.

Risks Related to Integration

To experience the benefits of any acquisition, the Company will need to combine and integrate the operations of such acquired entity or assets. Integration will require substantial management attention and could detract attention from the day-to-day business of the Company. The Company and the acquired entity could encounter difficulties in the integration process, such as the need to revisit assumptions about future revenues, capital expenditures and operating costs, including synergies, the loss of key employees or commercial relationships or the need to address unanticipated liabilities. If the Company cannot integrate the business of the acquired entity into the business of the Company’s businesses successfully, the expected benefits of the such acquisition may not be realized.

Acquisitions by the Company are completed with the expectation that the successful completion of such acquisition will result in increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the integration of the acquired entity. These anticipated benefits will depend in part on whether the acquired entity’s operations can be integrated in an efficient and effective manner. Management may face challenges incorporating the systems and personnel of an acquired entity, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The Company’s operational performance after completion of an acquisition could be adversely affected if the Company cannot retain key employees to assist in the integration and operation of the combined business. As a result of these factors, it is possible that the synergies expected from the combination of the Company and an acquired entity will not be realized.

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Risks Inherent in Strategic Alliances

The Company may enter into strategic alliances with third parties that it believes will complement or augment its existing business. The Company’s ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and may involve risks that could materially adversely affect the Company, including significant amounts of management time that may be diverted from operations to pursue and complete such transactions or maintain such strategic alliances in accordance with applicable laws. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities or otherwise materially adversely effect the Company, and there can be no assurance that future strategic alliances will achieve the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all.

Competition

The introduction of an adult-use model for cannabis production and distribution may impact the medical and/or adult-use cannabis market. The impact may be negative for the Company and could result in increased levels of competition in the adult-use cannabis market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories (through affiliated companies) and greater financial resources. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company. The Company is an early-stage company with little operational history. The ability of the Company to obtain all permits and licences required to carryout its business objectives as intended is uncertain. If the Company is unable to achieve its business objectives, such failure could materially and adversely affect the business, financial condition and results of operations of the Company. Existing or future competition in the cannabis industry could materially adversely affect the Company’s prospects for growth.

Dependence on Key Management Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management as well as certain consultants (the “Key Personnel”). The Company’s future success depends on its continuing ability to attract, develop, motivate, and retain Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a Material Adverse Effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals and consultants.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities. The Company’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

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U.S. Operations

On October 16, 2017, the TSX and TSXV provided clarity to TSX and TSXV-listed issuers with business activities in the cannabis sector. The TSX and TSXV noted that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX/TSXV requirements. These business activities may include (a) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S.; (b) commercial interests or arrangements with such entities; (c) providing services or products specifically targeted to such entities; or (d) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX and TSXV reminded issuers that, among other things, should the TSX or TSXV, as applicable, find that a listed issuer is engaging in activities contrary to their respective requirements, the TSX or TSXV, as applicable, has the discretion to initiate a delisting review. Failure of the Company to comply with the applicable exchange requirements could have an adverse effect on the business of the Company.

On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the August 2013 memorandum authored by then Deputy Attorney General James Cole (the “Cole Memorandum”) indicating that the U.S. Department of Justice would not prioritize the prosecution of cannabis-related violations of U.S. federal law in jurisdictions that had enacted laws legalizing cannabis in some form and that had also implemented strong and effective regulatory and enforcement systems. With the Cole Memorandum rescinded, U.S. federal prosecutors can exercise their discretion in determining whether to prosecute cannabis-related violations of U.S. federal law.

Additional uncertainty arose on November 7, 2018, when Attorney General Jeff Sessions resigned at the request of President Trump. It is unclear what impact, if any, Mr. Sessions’ resignation will have on U.S. federal government enforcement policy on cannabis. On February 14, 2019, William Barr assumed the office as Attorney General. Mr. Barr is a former Attorney General under George H.W. Bush, with an anti-drug stance during his tenure. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by states to legalize cannabis but will not prosecute cannabis companies in states where cannabis was legalized under Obama administration policies. He stated further that he would not upset settled expectations that have arisen as a result of the Cole Memorandum. Mr. Barr supported Mr. Sessions while Mr. Sessions ran the Department of Justice and Mr. Barr may take a similar approach to cannabis policy.

Additionally, the Rohrabacher-Farr Amendment (the “Amendment”) has been adopted by the Congress in successive budgets since 2015. The Amendment prohibits the U.S. Department of Justice from spending funds appropriated by Congress to enforce the tenets of the Controlled Substances Act against the medical cannabis industry in states which have legalized such activity. This Amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Amendment was included in the Consolidated Appropriations Act of 2019, which was signed by President Trump on February 14, 2019 and funds the departments of the federal government through the fiscal year ending September 30, 2019 and subsequently renewed on December 20, 2019 through the signing of the FY 2020 omnibus spending bill, effective through September 30, 2020.

The Company does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. Although focused on Canada, the Company will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and the Company’s obligations pursuant to the policies of the TSXV.

Limited Operating History

The Company will have a limited history of operations and will be in the early stage of development as it attempts to create an infrastructure to capitalize on the opportunity for value creation in the cannabis industry. The Company will therefore be subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. The limited operating history may also make it difficult for investors to evaluate the Company’s prospects for success. There is no assurance that the Company will be successful and the likelihood of success must be considered in light of its early stage of operations.

The Company may not be able to achieve or maintain profitability and may incur losses in the future. In addition, the Company is expected to increase its capital investments as it implements initiatives to grow its business. If the Company’s revenues do not increase to offset these expected increases, the Company may not generate positive cash flow. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

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Fraudulent or Illegal Activity by Employees, Contractors and Consultants

The Company may be exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (a) government regulations; (b) manufacturing standards; (c) federal and provincial healthcare fraud and abuse laws and regulations; or (d) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Company to identify and deter such misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, such actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a Material Adverse Effect on the Company’s business, financial condition, results of operations or prospects.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken and will continue to undertake a number of procedures and has implemented and will continue to implement a number of safeguards in order to help ensure the reliability of its financial reports, including those imposed on the Company under applicable law, in each case the Company cannot be certain that such measures will ensure that the Company maintains adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s results of operations or cause it to fail to meet its reporting obligations. If the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s consolidated financial statements and could result in a Material Adverse Effect.

General Economic Risks

The Company’s operations could be affected by the economic context should interest rates, inflation or the unemployment level reach levels that influence consumer trends and spending and, consequently, impact the Company’s sales and profitability.

Any investors should further consider, among other factors, the Company’s prospects for success in light of the risks and uncertainties encountered by companies that, like the Company, are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of the Company’s business. The Company may not successfully address these risks and uncertainties or successfully implement its operating strategies. If the Company fails to do so, it could materially harm the Company’s business to the point of having to cease operations and could impair the value of the Company’s securities.

Liquidity and Additional Financing

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Company’s ability to pursue its business objectives.

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Difficulty to Forecast

The Company will need to rely largely on its own market research to forecast industry statistics as detailed forecasts are not generally obtainable, if obtainable at all, from other sources at this early stage of the adult-use cannabis industry. Failure in the demand for the adult-use cannabis products as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a Material Adverse Effect on the business, results of operations and financial condition of the Company.

Cannabis Prices

The price of the Company’s shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of cannabis. There is currently no established market price for cannabis, and the price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline may have a Material Adverse Effect on the Company.

The profitability of the Company may be directly related to the price of cannabis. The Company’s operating income may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

Reputational Risk

The Company believes that the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a Material Adverse Effect on the demand within the cannabis industry, which could affect the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence on consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a Material Adverse Effect on the Company, the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a Material Adverse Effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

In addition, the parties with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities. For example, the Company could receive a notification from a banker advising it that they would no longer maintain banking relationships with those in the cannabis industry. The Company may in the future have difficulty establishing or maintaining bank accounts or other business relationships. Failure to establish or maintain business relationships could have a Material Adverse Effect on the Company.

Management of Growth

The Company may be subject to growth-related risks. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to manage this growth may have a Material Adverse Effect on the Company’s business, financial condition, results of operations and growth prospects.

Equity Price Risk

The Company may be exposed to equity price risk as a result of holding long-term investments in other companies. Just as investing in the Company is inherent with risks such as those set out in the Company’s most recent AIF, by investing in these other companies, the Company may be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

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Anti-Money Laundering Laws and Regulation Risks

The Company is subject to a variety of laws and regulations domestically and internationally that involve money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by Governmental Authorities internationally.

In the event that any of the Company’s proceeds, any dividends or distributions therefrom, or any profits or revenues accruing from operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

Unknown Defects and Impairments

A defect in any business arrangement may arise to defeat or impair the claim of the Company to such transaction, which may have a Material Adverse Effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement the Company enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of business arrangements could have a Material Adverse Effect on the Company.

Challenging Global Financial Conditions

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the ability of the Company, or the ability of the operators of the companies in which the Company will hold interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a Material Adverse Effect on the Company and the price of the Company’s securities could be adversely affected.

Credit and Liquidity Risk

The Company will be exposed to counterparty risks and liquidity risks including, but not limited to: (a) through suppliers of the Company which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those suppliers’ ability to perform their obligations under agreements with the Company; (b) through financial institutions that may hold the Company’s cash and cash equivalents; (c) through companies that will have payables to the Company; (d) through the Company’s insurance providers; (e) through the Company’s lenders, if any; and (f) the Company exercising its redemption right. The Company will also be exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the price of the Company’s shares could be adversely affected.

Litigation

The Company may from time to time be involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favourably, it may have a Material Adverse Effect on the Company. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. Litigation may also create a negative perception of the Company. Securities litigation could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

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Hedging Risk

The Company may hedge or enter into forward sales of its forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (a) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates.

There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect the Company from adverse changes in price fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Cybersecurity Risks

The information systems of the Company and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The operations of the Company depend, in part, on how well networks, equipment, information technology (“IT”) systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Company is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the reputation and results of operations of the Company.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Company’s board of directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis.

Operating Risks

Cannabis operations generally involve a high degree of risk. The Company’s suppliers will be subject to all of the hazards and risks normally encountered in the cannabis industry. Should any of these risks or hazards affect one of the suppliers, it may (a) cause the cost of development or production to increase to a point where it would no longer be economically viable to produce cannabis; and (b) cause delays or stoppage of operations. The occurrence of either of the above-mentioned risks or hazards could have a Material Adverse Effect on the ability of the Company to carry out its business and the price of the Company’s securities.

Customer Acquisitions

The Company’s success depends, in part, on the Company’s ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to the ability to continually source desirable product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. The failure to acquire and retain customers would have a Material Adverse Effect on the Company’s business, operating results and financial condition.

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Constraints on Marketing Products

The development of the Company’s businesses and operating results may be hindered by applicable restrictions on sales and marketing. The regulatory environment in Canada and abroad limits the Company’s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected, which could have a materially adverse effect on the Company’s business, financial condition and operating results.

Risks Inherent in an Agricultural Business

The business of certain of the Company’s supplier involves the growing of cannabis. Cannabis is an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and other similar agricultural risks. Weather conditions, which can vary substantially from year to year, have a significant impact on the size and quality of the harvest of the crops processed and sold by the Company’s suppliers. Significant fluctuations in the total harvest will impact the Company’s ability to operate. High degrees of quality variance can also affect the ability of the Company to obtain and retain customers. There can be no assurance that natural elements will not have a Material Adverse Effect on the production of products by the Company’s supplier, which may have a Material Adverse Effect on the Company.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by provincial agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Company.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Company’s suppliers are recalled due to an alleged product defect or for any other reason, the Company may be required to incur unexpected expenses relating to the recall and potentially any legal proceedings that might arise in connection with the recall. In addition, a product recall may require significant management attention. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Company’s suppliers were subject to recall, the reputation of that product, the supplier and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand and could have a Material Adverse Effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses, which may also have an adverse effect on the Company.

Product Liability

As a seller of products designed to be ingested by humans, the Company will face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it sells are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including that the products they sell caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

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A product liability claim or regulatory action against the Company could result in increased costs to the Company, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a Material Adverse Effect on the results of operations and financial condition of the Company. There can be no assurances that the Company or the Company’s suppliers will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Environmental and Employee Health and Safety Regulations

The Company’s operations may be subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Accordingly, the Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in costs for corrective measures, penalties or in restrictions on certain of the Company’s operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a Material Adverse Effect on the business, results of operations and financial condition of the Company.

Reliance on Key Inputs

Certain of the Company’s suppliers are dependent on a number of key inputs and their related costs including raw materials and supplies related to their growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the financial condition and operating results of these suppliers. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of these suppliers, in which circumstance there could be a Materially Adverse Effect on the financial results of the Company.

Dependence on Suppliers and Skilled Labour

The ability of the Company to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of major capital expenditure programs may be significantly greater than anticipated or available, in which circumstance there could be a materially adverse effect on the financial results of the Company.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Registration of the Corporation’s trademarks, patents and other intellectual property could potentially be rejected by the governing authorities of the regions in which the Corporation is pursuing or will pursue business opportunities and the validity of any registrations granted may subsequently be challenged by third parties. The outcome of these registration and validity challenge processes is unpredictable. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Company.

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In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Vulnerability to Rising Energy Costs

Certain of the Company’s supplier’s growing operations consume considerable energy, making such suppliers vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of these suppliers and their ability to supply products to the Company at a reasonable rate, which could have a materially adverse effect on the Company’s business, financial condition and operating results.

Transportation Risks

The Company’s suppliers will depend on fast and efficient courier services. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company and/or the suppliers. Due to the nature of the business of the Company, security of product during transport is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the business, financial condition and prospects of the Company. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada or other regulatory agencies, could also have an impact on the Company’s and/or its suppliers’ ability to continue operating.

Leases

The Company may enter into lease agreements for locations in respect of which at the time of entering such agreement, it does not have a permit or licence to sell cannabis products. In the event the Company is unable to obtain a permit and/or licence to sell cannabis products at such locations in compliance with applicable law, such leases may become a liability of the Company without a corresponding revenue stream (subject to stores where the Company may sell cannabis accessories only, in compliance with applicable law, or sub- lease to an alternative tenant). In the event that the Company is unable to obtain permits and/or licences at numerous locations for which it has or will have a lease obligation, this could have a material adverse effect on the Company’s business, financial conditions and operating results.

Restructuring costs

The Company implemented a restructuring plan to support long-term sales growth and profitability. Restructuring plans present significant potential risks that may impair our ability to achieve anticipated operating enhancements and/or cost reductions, or otherwise harm our business, including higher than anticipated costs in implementing our restructuring plan, as well as management distraction. As a part of overhead reduction, the Company has reduced corporate and operations headcount, including management and field employees. These reductions, as well as employee attrition, could result in the potential loss of specific knowledge relating to the Company, operations and industry that could be difficult to replace. Also, the Company now operates with fewer employees, who have assumed additional duties and responsibilities. The restructuring program and workforce changes may negatively impact communication, morale, management cohesiveness and effective decision-making, which could have an adverse impact on business operations, internal controls, customer experience, sales and results of operations. Despite these cost control plans, costs may continue to increase for the foreseeable future. Furthermore, the Company continues to make significant investments in its strategic initiatives. There can be no assurance that the Company’s strategic initiatives and cost control efforts will result in the increased profitability, cost savings or other benefits that were expected, which could have a material adverse effect on the Company’s business, financial condition and operating results.

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Epidemics/Pandemics

The Company faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company’s business could be adversely impacted by the effects of the COVID-19 pandemic or other epidemics and/or pandemics. In December 2019, COVID- 19 emerged in China and the virus has now spread to several other countries, including Canada, and infections have been reported globally. On March 11, 2020, the World Health Organization declared that the outbreak of COVID-19 was a pandemic. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Company’s control, which may have a material and adverse effect on its business, financial condition and results of operations. There can be no assurance that the Company ‘s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, the COVID-19 pandemic represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the Company.

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INTERNAL CONTROLS

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators, the Company issues a “Certification of Annual Filings.” This Certification requires certifying officers to certify, among other things, that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) as those terms are defined in NI 52-109. The control framework used to design the Company’s ICFR is based on the framework established in Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s ICFR are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations.

There have been no changes in the Company’s ICFR during the thirteen weeks ended October 31, 2020, that have materially affected, or are reasonably likely to materially affect, its ICFR.

The Company’s DC&P is designed to provide reasonable assurance that material information relating to the Company is made known to the Company’s certifying officers by others, particularly during the period in which the interim filings are being prepared, and that information required to be disclosed by the Company in its annual filings, interim filings and other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

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OUTLOOK

The COVID-19 pandemic has generated both opportunities and challenges for organizations globally, including Fire & Flower. The impact on first quarter results of 2020 was relatively limited and, given the nature of its businesses, the Company has been able to continue operating in all of its business lines with minimal disruption. With respect to its retail operations, the Company was able to quickly adapt its business model in ways that protect public health and adopt new methods of servicing its customers such as Spark Fastlane™, online payment, curbside pick-up and Spark Rapid Delivery services which were not permitted under previous regulations in certain jurisdictions prior to the pandemic. This is a very positive step in the Company’s ability to compete with the incumbent illegal, unregulated market which poses an additional threat to public health during this pandemic.

As a result, of these actions, the Company to date has more than 183,000 Spark Perks™ members. The Spark Perks™ program collects data on consumer purchase behaviors to help Fire & Flower better under the preferences of their customers and is also a robust, Cannabis Act compliant marketing platform which drives customer engagement and offers a tailored experience. This proprietary Retail 2.0 platform provides Fire & Flower’s customers with a convenient, personalized & curated shopping experience, whether online or in- store and has been proven as having the ability to rapidly adapt to changing economic, social and regulatory conditions as customer service models evolve. Leveraging powerful predictive analytics, Fire & Flower and our suppliers can ensure the right products are in the right location to meet customer demand and thereby driving sales and profitability for the Company.

The Company’s Open Fields distribution and wholesale operations continues to be a high performer and sets the Province of Saskatchewan as a testing-ground for private wholesaling and distribution. As the Province continues to open up the cannabis retail market, additional revenue opportunities through sales to external accounts are created, and Open Fields is poised to benefit. Additionally, the Company sees greater margins in the province of Saskatchewan as it is able to capture both wholesale and retail margins.

The Hifyre™ Digital Retail and Analytics Platform prepared the Company to rapidly deploy innovative business solutions before and during the current public health crisis. Hifyre also generates external revenue, and beyond the incumbent licensed producer customers, other potential customers include marketing, finance and market research groups seeking usable data and analysis. Additionally, the Hifyre™ Digital Retail Platform is a white-label Software-as-a-service (SaaS) retail platform that is licensed to regulated cannabis retailers in emerging international markets. Through strategic software alliances the Hifyre™ Digital Retail Platform provides a data-driven, shop- in-a-box rollout for retailers.

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